Exhibit 99.3

EXECUTION VERSION

UNDERWRITING AGREEMENT
February 15, 2016
Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario
Canada  L6J 2X1

Liberty Utilities (Canada) Corp.
354 Davis Road
Oakville, Ontario
Canada  L6J 2X1

Attention:	Mr. Ian E. Robertson, Chief Executive Officer

Dear Sirs and Mesdames:

CIBC World Markets Inc. ("CIBC"), Scotia Capital Inc. ("Scotia"), as co-lead underwriters, BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc., Raymond James Ltd., J.P. Morgan Securities Canada Inc., Wells Fargo Securities Canada, Ltd., Industrial Alliance Securities Inc., Canaccord Genuity Corp. and Cormark Securities Inc. (the "Underwriters") understand that:

(a)	Algonquin Power & Utilities Corp. (the "Corporation") proposes to issue 5.00% convertible unsecured subordinated debentures due March 31, 2026 ("Convertible Debentures") of the Corporation which will be issued pursuant to a trust indenture (the "Indenture") to be dated as of the Closing Date (as defined in this Agreement) between the Corporation and CST Trust Company ("CST"), as debenture trustee;

(b)	$1,000,000,000 aggregate principal amount of the Convertible Debentures (the "Firm Convertible Debentures") will be issued to Liberty Utilities (Canada) Corp. (the "Selling Debentureholder"), a company formed under the laws of Canada and a direct wholly-owned subsidiary of the Corporation;

(c)	the Selling Debentureholder intends to sell on an instalment basis the Firm Convertible Debentures, beneficial ownership of which will initially be represented by Instalment Receipts (as defined in this Agreement), on a public offering basis; and

(d)	the Selling Debentureholder proposes to grant to the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase on an instalment basis additional Convertible Debentures (the "Optional Convertible Debentures"), beneficial ownership of which will initially be represented by Instalment Receipts, for the sole purpose of covering over-allotments, if any, in an amount equal to up to 15% of the number of Firm Convertible Debentures (collectively, the Firm Convertible Debentures and the Optional Convertible Debentures are referred to herein as the "Offered Convertible Debentures").

The Convertible Debentures will be dated as of the Closing Date and will mature on March 31, 2026. The Convertible Debentures will bear interest at an annual rate of 5.00% per $1,000 principal amount and will be payable quarterly on the fifteenth day of March, June, September and December of each year (or the next Business Day if the fifteenth falls on a weekend or holiday). The first interest payment will be made on June 15, 2016 in the amount of $14.5205 per $1,000 principal amount of Convertible Debentures and will include interest payable from and including March 1, 2016. Subsequently quarterly interest payments will be in the amount of $12.50 per $1,000 principal amount of Convertible Debentures. Following the Final Instalment Date (as defined in this Agreement), interest will cease to accrue on Convertible Debentures. At the option of the holder who duly pays the Final Instalment on or before the Final Instalment Date, each Convertible Debenture will be convertible into Common Shares (as defined in this Agreement) at any time on or after the Final Instalment Date but prior to the earlier of the date that the Corporation redeems the Convertible Debentures or the maturity date. The conversion price will be $10.60 per Common Share, being a conversion rate of 94.3396 Common Shares per $1,000 principal amount of Convertible Debentures, subject to customary adjustment in certain events. The Convertible Debentures will be direct obligations of the Corporation and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to senior indebtedness of the Corporation. The Indenture will not restrict the Corporation from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness. The Convertible Debentures will be issued under, and governed by, the Indenture and shall have, in all material respects, the attributes and characteristics described in the Preliminary Prospectus, Prospectus and Supplementary Material (each as defined in this Agreement).

Each Instalment Receipt will evidence, among other things, the fact that the First Instalment (as defined in this Agreement) has been paid in respect of the Convertible Debenture represented thereby and (i) the obligation of a holder thereof, to make payment in full of the Final Instalment with respect to such Convertible Debenture on or before the Final Instalment Date, or (ii) if the Convertible Debentures are required to be redeemed by the Corporation prior to the payment of the Final Instalment, to receive $333 per underlying Convertible Debenture plus accrued and unpaid interest on such Convertible Debenture (after the Custodian (as defined in this Agreement) pays the Final Instalment to the Selling Debentureholder on behalf of the holder), all pursuant to the terms of the Instalment Receipt Agreement (as defined in this Agreement). The Instalment Receipts will be issued under, and governed by, the Instalment Receipt Agreement and shall have, in all material respects, the attributes and characteristics described in the Preliminary Prospectus and Prospectus.

We also understand that the Corporation is eligible to file, and will prepare and file, a preliminary short form prospectus and a (final) short form prospectus and all other necessary documents in order to qualify the Offered Convertible Debentures for distribution to the public in each of the Provinces of Canada (the "Offering").

Based upon the foregoing and on the basis of the representations, warranties, covenants and agreements contained herein and subject to the terms and conditions set out below, the Selling Debentureholder agrees to (i) sell to each of the Underwriters, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Selling Debentureholder, the respective percentage of the Firm Convertible Debentures set forth opposite the name of such Underwriter in Section 16.1, at a purchase price (the "Offering Price") of $1,000 per $1,000 principal amount of Convertible Debenture (for an aggregate purchase price of $1,000,000,000), of which the First Instalment (as defined in this Agreement) of $333 per $1,000 principal amount of Convertible Debentures is payable on the Closing Date (as defined in this Agreement) and the Final Instalment of $667 per $1,000 principal amount of Convertible Debentures is payable on or before the Final Instalment Date, being a date that is not less than 15 and not more than 90 days after notice of the satisfaction of the Approval Conditions has been given by the Corporation to the Custodian and holders of the Instalment Receipts by way of press release; and (ii) in the event and to the extent the Over-Allotment Option granted to the Underwriters pursuant to this Agreement is exercised by the Underwriters, the Selling Debentureholder agrees to sell to the Underwriters, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Selling Debentureholder, the respective percentage of the Optional Convertible Debentures set forth opposite the name of such Underwriter in Section 16.1 at the purchase price of $1,000 per $1,000 principal amount of Convertible Debenture (for an aggregate purchase price of $150,000,000), with the same instalment payment schedule described above in respect of the Convertible Debentures, in the manner contemplated in Section 4.1.

The Corporation hereby covenants and agrees to issue and sell to the Selling Debentureholder the Convertible Debentures in the principal amount of the Firm Convertible Debentures and any Optional Convertible Debentures indicated by CIBC and Scotia by written notice delivered pursuant to Section 4.1 of this Agreement, and to cause the Selling Debentureholder to sell such Convertible Debentures to the Underwriters at the Closing Time or the Option Closing Time, as applicable (as such terms are defined in this Agreement) on the terms and subject to the conditions set out herein, and to otherwise perform its obligations hereunder and under the Indenture and the Instalment Receipt Agreement.

This offer is subject to the following terms and conditions:

ARTICLE 1
DEFINITIONS

1.1	In this Agreement, unless otherwise defined herein, the following words and terms shall have the following meanings:

"1933 Act" means the United States Securities Act of 1933, as amended;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended;

"Acquisition" means the acquisition by AcquisitionCo of Empire through the merger of Liberty Sub Corp. and Empire pursuant to the terms of the Acquisition Agreement;

"Acquisition Agreement" means the agreement and plan of merger dated February 9, 2016, among AcquisitionCo, Liberty Sub Corp. and Empire, pursuant to which AcquisitionCo will consummate the Acquisition, as the same may be amended after the date hereof;

"AcquisitionCo" means Liberty Utilities (Central) Co., which is an indirect wholly-owned subsidiary of the Corporation;

"Agreement" means the agreement resulting from the acceptance by the Corporation and the Selling Debentureholder of the offer contained in this letter in accordance with the terms of this letter;

"Algonquin Companies" means those corporations set out on pages three to eight of the Annual Information Form, which are owned directly or indirectly by the Corporation;

"Algonquin Partnerships" means those partnerships set out on pages three to eight of the Annual Information Form, which are owned directly or indirectly by the Corporation;

"Algonquin Trusts" means those trusts set out on pages three to eight of the Annual Information Form, which are owned directly or indirectly by the Corporation;

"Annual Information Form" means the annual information form of the Corporation dated March 30, 2015;

"Approval Conditions" mean all outstanding conditions precedent to closing the Acquisition which must be satisfied or waived by AcquisitionCo and/or Empire, as the case may be, other than those which by their nature cannot be satisfied until the closing of the Acquisition, in each case as set out in the Acquisition Agreement;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or civic holiday in the City of Toronto, Ontario;

"Closing Date" means March 1, 2016, 2016 or such other date as the Corporation, the Selling Debentureholder and CIBC and Scotia, on behalf of the Underwriters, may agree, provided that in no event shall the Closing Date be later than March 10, 2016;

"Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date, as the Corporation, the Selling Debentureholder and CIBC and Scotia, on behalf of the Underwriters, may agree;

"Commission" has the meaning ascribed thereto in Section 10.1 hereof;

"Common Shares" means the common shares of the Corporation;

"Conversion" means the acquisition of the Underlying Common Shares by holders of Convertible Debentures pursuant to the exercise of conversion rights under the terms of the Convertible Debentures;

"Convertible Debentures" has the meaning ascribed thereto in the first paragraph of this Agreement;

"Corporation" has the meaning ascribed thereto in the first paragraph hereof;

"Corporation's Auditors" means Ernst & Young LLP;

"Corporation's and Selling Debentureholder's Counsel" means the law firm of Blake, Cassels & Graydon LLP;

"CST" has the meaning ascribed thereto in the first paragraph hereof;

"Custodian" means CST, as custodian and security agent appointed under the Instalment Receipt Agreement;

"Deadline" means 5:00 (New York City time) on September 11, 2017;

"Defaulted Securities" has the meaning ascribed thereto in Section 16.2 of this Agreement;

"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Agreement, it means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Instalment Receipts, the Offered Convertible Debentures or the Underlying Common Shares, and includes the placement of any advertisement in a publication "with a general circulation in the United States" that refers to the Offering;

"distribution" and "distribution to the public" shall have the respective meanings ascribed thereto in the Securities Laws;

"Emera Subscription Agreements" means, collectively, (i) the subscription agreement dated on or about September 8, 2014 between the Corporation and Emera Incorporated, as amended, pursuant to which Emera Incorporated subscribed for 8,708,170 subscription receipts of the Corporation on a private placement basis; and (ii) the subscription agreement dated as of December 2, 2014 between the Corporation and Emera Incorporated, as amended, pursuant to which Emera Incorporated subscribed for 3,316,583 subscription receipts of the Corporation on a private placement basis;

"Empire" means The Empire District Electric Company, a corporation incorporated under the laws of the State of Kansas;

"Empire's Auditors" means PricewaterhouseCoopers LLP;

"Facilities" has the meaning ascribed thereto in Section 7.1(y);

"Final Decision Document" means the document issued by the Ontario Securities Commission, as principal regulator, in accordance with National Policy 11-202 evidencing that a receipt has been issued in respect of the Prospectus by each of the Securities Commissions;

"Final Instalment" means in respect of each Instalment Receipt, the amount of $667 per $1,000 principal amount of Convertible Debentures, payable by the holder of each Instalment Receipt on or before the Final Instalment Date;

"Final Instalment Date" means the date that is not less than 15 and no more than 90 days after notice of the satisfaction of the Approval Conditions has been given by the Corporation to the Custodian and holders of the Instalment Receipts by way of press release, relating to the payment of the Final Instalment;

"Financial Information" has the meaning ascribed thereto in Section 5.1(c) of this Agreement;

"Firm Convertible Debentures" has the meaning ascribed thereto in the first paragraph of this Agreement;

"First Instalment" means in respect of each Instalment Receipt, the amount of $333 per $1,000 principal amount of Offered Convertible Debentures payable by the purchaser of each Convertible Debenture represented by Instalment Receipts on the Closing Date;

"including" means including, without limitation;

"Indemnified Parties" has the meaning ascribed thereto in Section 14.1 of this Agreement;

"Indenture" has the meaning ascribed thereto in the first paragraph of this Agreement;

"Initial Underwriters' Commission" means 50% of the Commission payable to the Underwriters in respect of the sale of Firm Convertible Debentures and the Optional Convertible Debentures, if any, pursuant to this Agreement;

"Instalment Receipt" means each of the instalment receipts created under the Instalment Receipt Agreement which prior to the payment of the Final Instalment, represents, among other things, beneficial ownership of $1,000 principal amount of Convertible Debentures;

"Instalment Receipt Agreement" means the instalment receipt and pledge agreement to be entered into on the Closing Date among the Corporation, the Selling Debentureholder, the Underwriters and the Custodian, which provides for the creation and delivery of the Instalment Receipts on terms consistent with the Preliminary Prospectus, Prospectus and Supplementary Materials and otherwise containing customary terms for such agreement;

"knowledge of the Corporation" means to the best of the knowledge, information and belief of Ian Robertson and David Bronicheski, after due inquiry;

"Marketing Documents" means, collectively, all marketing materials (including any template version, revised template version or limited use version thereof) provided or to be provided to a potential investor in connection with the distribution of the Offered Convertible Debentures;

"marketing materials" has the meaning ascribed thereto under NI 41-101;

"Material Adverse Effect" means any change, event or effect that is or would reasonably be expected to be materially adverse to the business, operations, prospects or financial condition of the Corporation and its subsidiary entities, taken as a whole (which, for greater certainty, includes anything that would result in the Prospectus containing a misrepresentation within the meaning of Securities Laws), excluding any such change, event or effect arising out of, in connection with or resulting from (a) general global, national or regional business, political, market, regulatory or social conditions (or changes therein), including in respect of interest or currency rates or the financial or capital markets (b) any act of terrorism, war, military action or the escalation or worsening thereof, act of God, natural disaster, similar calamity or other force majeure event, (c) any adoption, implementation, change or proposed change in law (or interpretations thereof), (d) any change in the economic, business, financial, regulatory or legal enforcement environment generally affecting the industries or market sectors in which the Corporation and its subsidiary entities operate; (e) changes in applicable accounting principles or any applicable regulatory accounting rules (or the enforcement, implementation or interpretation thereof), (f) any action, omission, change, effect, circumstance or condition attributable to or contemplated by the execution, delivery or performance of this Agreement or the announcement of the transactions contemplated in this Agreement, (g) compliance with the terms of this Agreement, provided, in the case of (a) – (e), that any such change does not have a disproportionately adverse effect on the Corporation;

"Material Contract" has the meaning ascribed thereto in Section 7.1(gg) of this Agreement;

"misrepresentation", "material fact" and "material change" have the respective meanings ascribed thereto in the Securities Act (Ontario);

"National Policy 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

"NI 41-101" means National Instrument 41-101 - General Prospectus Requirements;

"NI 44-101" means National Instrument 44-101 – Short Form Prospectus Distributions;

"Offered Convertible Debentures" has the meaning ascribed thereto in the first paragraph of this Agreement, and includes both the Offered Convertible Debentures and the Instalment Receipts, unless the context otherwise requires;

"Offering" has the meaning ascribed thereto in the fourth paragraph of this Agreement;

"Offering Price" has the meaning ascribed thereto in the fifth paragraph of this Agreement;

"Option Closing Date" has the meaning ascribed thereto in Section 4.1 of this Agreement;

"Option Closing Time" has the meaning ascribed thereto in Section 4.1 of this Agreement;

"Optional Convertible Debentures" has the meaning ascribed thereto in the first paragraph of this Agreement;

"Over-Allotment Option" has the meaning ascribed thereto in the first paragraph of this Agreement;

"Permits" means all permits, consents, waivers, applications, authorizations, licences, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental authority or by any other third party, including, without limitation, any Permits pertaining to all applicable laws, regulations, standards, requirements, ordinances, policies, guidelines, orders, approvals, notices, directives, or parts thereof, pertaining to environmental or occupational health and safety matters;

"Preliminary Decision Document" means the preliminary decision document issued by the Ontario Securities Commission, in its capacity as principal regulator, in accordance with National Policy 11-202 evidencing that a receipt has been issued in respect of the Preliminary Prospectus by each of the Securities Commissions;

"Preliminary Prospectus" means the preliminary short form prospectus of the Corporation (in both the English and French languages, unless the context indicates otherwise), signed and certified in accordance with the Securities Laws, relating to the qualification for distribution of the Offered Convertible Debentures and the Over-Allotment Option under Securities Laws in the Qualifying Jurisdictions, and the term "Preliminary Prospectus" shall be deemed to refer to and to include all the documents incorporated therein by reference (including, for greater certainty, any Marketing Documents);

"Prospectus" means the (final) short form prospectus of the Corporation (in both the English and French languages, unless the context indicates otherwise), signed and certified in accordance with the Securities Laws, relating to the qualification for distribution of the Offered Convertible Debentures and the Over-Allotment Option under Securities Laws in the Qualifying Jurisdictions, and the term "Prospectus" shall be deemed to refer to and include all the documents incorporated therein by reference (including without limitation any Marketing Documents);

"Qualifying Jurisdictions" means all of the Provinces of Canada;

"Regulation S" means Regulation S adopted by the SEC under the 1933 Act;

"SEC" means the United States Securities and Exchange Commission;

"Securities Commissions" mean, collectively, the securities commission or other securities regulatory authority in each of the Qualifying Jurisdictions;

"Securities Laws" means the applicable securities laws, regulations, rules, policy statements and prescribed forms, collectively, of each of the Qualifying Jurisdictions;

"Series A Shares" means Cumulative Rate Reset Preferred Shares, Series A in the capital of the Corporation;

"Series C Shares" means Cumulative Rate Reset Preferred Shares, Series C in the capital of the Corporation;

"Series D Shares" means Cumulative Rate Reset Preferred Shares, Series D in the capital of the Corporation;

"Selling Debentureholder" has the meaning ascribed thereto in the first paragraph of this Agreement;

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S;

"Supplementary Material" means, collectively, any amendment or supplement to the Preliminary Prospectus or the Prospectus or any other similar documents required to be filed by the Corporation under the Securities Laws in connection with the Offering;

"template version" has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

"TSX" means the Toronto Stock Exchange;

"Underlying Common Shares" means the Common Shares issuable upon Conversion of the Firm Convertible Debentures and the Optional Convertible Debentures, as applicable, pursuant to the terms and conditions thereof;

"Underwriters" has the meaning ascribed thereto in the first paragraph of this Agreement;

"Underwriters' Counsel" means the law firm of Bennett Jones LLP, counsel for the Underwriters and the law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to the Underwriters;

"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia; and

"U.S. Securities Laws" means the 1933 Act, the 1934 Act and any other laws of the United States applicable in connection with the offering for sale of the Offered Convertible Debentures.

1.2	Any reference in this Agreement to any Section, Appendix or Schedule shall refer to a Section, Appendix or Schedule of this Agreement unless specifically referring to another source.

ARTICLE 2
FILING OF PRELIMINARY PROSPECTUS AND PROSPECTUS

2.1	The Corporation and the Selling Debentureholder will use their best efforts to prepare and file the Preliminary Prospectus, in a form approved by the Underwriters, and obtain the Preliminary Decision Document in order to qualify the Offered Convertible Debentures and the Optional Convertible Debentures for distribution in each of the Qualifying Jurisdictions in accordance with the Securities Laws on February 15, 2016 but in any event, shall prepare and file the Preliminary Prospectus and obtain the Preliminary Decision Document not later than 5:00 p.m. (Toronto time) on February 16, 2016.

2.2	The Corporation and the Selling Debentureholder will use their best efforts to (i) as soon as possible after any comments of the Securities Commissions in connection with the Preliminary Prospectus have been satisfied, prepare and file the Prospectus, in a form approved by the Underwriters, with the Securities Commissions in each of the Qualifying Jurisdictions in compliance with the Securities Laws, and (ii) obtain the Final Decision Document as soon as possible after filing the Prospectus and, in any event, by not later than 5:00 p.m. (Toronto time) February 23, 2016 (or such other date as the Corporation, the Selling Debentureholder, CIBC and Scotia may agree).

ARTICLE 3
QUALIFICATION FOR DISTRIBUTION AND COMPLIANCE WITH THE SECURITIES LAWS

3.1	The Corporation and the Selling Debentureholder shall take all steps and proceedings as may be necessary for the distribution of the Offered Convertible Debentures and the Over Allotment Option to be qualified in the Qualifying Jurisdictions by or through the Underwriters or any other registrant who complies with the relevant provisions of the Securities Laws.

3.2	Until the date on which the distribution of the Offered Convertible Debentures and the Over-Allotment Option is completed, the Corporation and the Selling Debentureholder will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under the Securities Laws to continue to qualify the distribution in each Qualifying Jurisdiction of the Offered Convertible Debentures and the Over-Allotment Option or, in the event that the Offered Convertible Debentures have and the Over-Allotment Option, for any reason, ceased to so qualify in each Qualifying Jurisdiction, to again qualify the Offered Convertible Debentures and the Over-Allotment Option for distribution in the Qualifying Jurisdictions in accordance with the Securities Laws.

3.3	The Underwriters covenant and agree that the Offered Convertible Debentures shall be offered for sale by the Underwriters to the public in the Qualifying Jurisdictions in compliance with applicable laws including the Securities Laws upon the terms and conditions set forth in the Prospectus. Each Underwriter shall cause similar undertakings to be contained in any agreements among the members of any banking, selling or other groups formed for the distribution of the Offered Convertible Debentures. After the

Underwriters have made reasonable efforts to sell all the Offered Convertible Debentures at the Offering Price, the Underwriters may sell Offered Convertible Debentures to the public at prices below the Offering Price.

3.4	The Underwriters covenant and agree that if they offer to sell or sell any Offered Convertible Debentures in jurisdictions other than the Qualifying Jurisdictions, such offers or sales shall be effected in accordance and compliance with the applicable laws of such jurisdictions and shall be effected in such manner so as not to require registration of the Offered Convertible Debentures, or the filing of a prospectus, registration statement or any other notice or document with respect to the distribution of the Offered Convertible Debentures, under the laws of any jurisdiction outside the Qualifying Jurisdictions including, without limitation, the United States. The Underwriters shall cause similar undertakings to be contained in any agreements among the members of any banking, selling or other groups formed for the purpose of selling the Offered Convertible Debentures.

3.5	The Underwriters agree, and will require each member of any banking, selling or other group formed for the purposes of selling the Offered Convertible Debentures to agree, to observe the United States selling restrictions set forth in Article 19 hereof and each of the Corporation and the Selling Debentureholder agrees for the benefit of the Underwriters to comply with the covenants to the extent applicable to it as set forth in Article 19 hereof.

3.6	During the distribution of the Offered Convertible Debentures, the Corporation, the Selling Debentureholder, CIBC and Scotia shall approve in writing, prior to such time marketing materials are provided to potential investors, any marketing materials reasonably requested to be provided by the Underwriters to any potential investor of Offered Convertible Debentures, such marketing materials to comply with Securities Laws. The Corporation shall file a template version of such marketing materials with the Securities Commissions as soon as reasonably practicable after such marketing materials are so approved in writing by the Corporation, the Selling Debentureholder and CIBC and Scotia, on behalf of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor of Offered Convertible Debentures, and such filing shall constitute the Underwriters' authority to use any Marketing Documents that are derived from the template version of such marketing materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Securities Commissions and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Commissions by the Corporation.

3.7	The Corporation, the Selling Debentureholder and the Underwriters, on a several basis, covenant and agree:

(a)	not to provide any potential investor of Offered Convertible Debentures with any marketing materials unless a template version of such marketing materials has been filed by the Corporation with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor of Offered Convertible Debentures;

(b)	not to provide any potential investor with any materials or information in relation to the distribution of the Offered Convertible Debentures, or the Corporation or the Selling Debentureholder other than: (i) such marketing materials that have been approved and filed in accordance with Section 3.6; (ii) the Preliminary Prospectus, the Prospectus and any Supplementary Materials; and (iii) any standard term sheets (as such term is defined in NI 41-101) approved in writing by the Corporation, the Selling Debentureholder, CIBC and Scotia; and

(c)	that only marketing materials approved and filed in accordance with Section 3.6, and any standard term sheets (as such term is defined in NI 41-101) approved in writing by the Corporation, the Selling Debentureholder, CIBC and Scotia, have been and shall be provided to potential investors.

3.8	The obligations of the Underwriters under this Article 3 are several and not joint or joint and several. No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or any member of any banking, selling or other group appointed by any other Underwriter.

ARTICLE 4
OVER-ALLOTMENT OPTION

4.1	The Selling Debentureholder hereby grants to the Underwriters, in the respective percentages set out in Section 16.1 of this Agreement, the Over-Allotment Option to purchase up to an additional $150,000,000 Optional Convertible Debentures, at a purchase price per Optional Convertible Debenture equal to the Offering Price. The Over-Allotment Option may be exercised in whole or in part on one occasion prior to its expiry in accordance with the provisions of this Agreement. Delivery of and payment for any Optional Convertible Debenture will be made at the offices of the Corporation's and Selling Debentureholder's Counsel at the time (the "Option Closing Time") on the date set out in the written notice of CIBC and Scotia referred to below (the "Option Closing Date") which may occur on the Closing Date but will in no event occur earlier than the Closing Date, nor earlier than two Business Days or later than five Business Days after the date upon which the Corporation receives written notice from CIBC and Scotia, on behalf of the Underwriters, setting out the number of Optional Convertible Debentures to be purchased by the Underwriters, which notice must be received by the Selling Debentureholder not later than 5:00 p.m. (Toronto time) on the date that is thirty (30) days after the Closing Date. Upon the furnishing of the notice, the Underwriters will severally (and not jointly or jointly and severally) be committed to purchase, in the respective percentages set out in Section 16.1 of this Agreement, and the Selling Debentureholder will be committed to sell in accordance with and subject to the provisions of this Agreement the number of Optional Convertible Debentures indicated in the notice. Optional Convertible Debentures may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the distribution of the Firm Convertible Debentures and for market stabilization purposes permitted pursuant to applicable Securities Laws. The Corporation agrees that the number of Optional Convertible Debentures to be issued upon exercise of the Over-Allotment Option shall be adjusted for any stock splits, consolidations or other changes to the Common Shares after the Closing Date, if any.

ARTICLE 5
DELIVERIES UPON FILING OF PROSPECTUS

5.1	The Corporation shall deliver or cause to be delivered, to the Underwriters, without charge, in Toronto, Ontario, contemporaneously with or prior to the filing of the Preliminary Prospectus or Supplementary Material, as the case may be:

(a)	a copy of the Preliminary Prospectus in the English and French languages, signed as required by the Securities Laws, including copies of documents incorporated by reference therein;

(b)	a copy of any Supplementary Material required to be filed by the Corporation and/or the Selling Debentureholder under the Securities Laws;

(c)	opinions of the Corporation's and Selling Debentureholder's Counsel addressed to the Underwriters, the Underwriters' Counsel, the Corporation's and Selling Debentureholder's Counsel, the Corporation and the Selling Debentureholder and the directors thereof, dated the date of the Preliminary Prospectus or Supplementary Material, as the case may be, acceptable in form and substance to the Underwriters' Counsel, acting reasonably, that except for certain financial or statistical information (collectively, the "Financial Information") contained in such document, the document in the French language is in all material respects a complete and proper translation of the English version thereof;

(d)	an opinion of the Corporation's Auditors addressed to the Underwriters, the Underwriters' Counsel, the Corporation's and Selling Debentureholder's Counsel, the Corporation and the Selling Debentureholder and the directors thereof, dated the date of the Preliminary Prospectus or Supplementary Material, as the case may be, and acceptable in form and substance to the Underwriters' Counsel, acting reasonably, that the French language version of the Financial Information in respect of the Corporation contained in such document includes the same information and in all material respects carries the same meaning as the English language version thereof; and

(e)	an opinion of the Corporation's Auditors addressed to the Underwriters, the Underwriters' Counsel, the Corporation's and Selling Debentureholder's Counsel, the Corporation and the Selling Debentureholder and the directors thereof, dated the date of the Preliminary Prospectus or Supplementary Material, as the case may be, and acceptable in form and substance to the Underwriters' Counsel, acting reasonably, that the French language version of the Financial Information in respect of Empire contained in such document includes the same information and in all material respects carries the same meaning as the English language version thereof.

5.2	The Corporation shall deliver or cause to be delivered to the Underwriters, without charge, as soon as possible and in any event not later than the first Business Day after the date that the Preliminary Prospectus or Supplementary Material is filed with the Securities Commissions, such number of commercial copies of the Preliminary Prospectus or Supplementary Material (including the French language version thereof) as the Underwriters reasonably require.

5.3	The Corporation shall deliver or cause to be delivered, to the Underwriters, without charge, in Toronto, Ontario, contemporaneously with or prior to the filing of the Prospectus or any Supplementary Material, as the case may be, (except that the French language version of such documents, together with the opinions referred to in paragraphs (c), (d) and (e) below, may be delivered contemporaneously with the filing of the Prospectus or any Supplementary Material, as the case may be, in the Province of Québec):

(a)	a copy of the Prospectus in the English and French languages, signed as required by the Securities Laws, including copies of documents incorporated by reference therein, and if requested a copy of any Marketing Documents;

(b)	a copy of any Supplementary Material required to be filed by the Corporation and/or the Selling Debentureholder under the Securities Laws;

(c)	an opinion of the Corporation's and Selling Debentureholder's Counsel addressed to the Underwriters, the Underwriters' Counsel, the Corporation's and Selling Debentureholder's Counsel, the Corporation, the Selling Debentureholder and the directors thereof, dated the date of the Prospectus or Supplementary Material, as the case may be acceptable in form and substance to the Underwriters' Counsel, acting reasonably, that except for the Financial Information contained in such document, the document in the French language is in all material respects a complete and proper translation of the English language version;

(d)	an opinion of the Corporation's Auditors addressed to the Underwriters, the Underwriters' Counsel, the Corporation's and Selling Debentureholder's Counsel, the Corporation, the Selling Debentureholder and the directors thereof, dated the date of the Prospectus or Supplementary Material, as the case may be and acceptable in form and substance to the Underwriters' Counsel, acting reasonably, that the Financial Information in respect of the Corporation contained in such document in the French language includes the same information and in all material respects carries the same meaning as the English language version thereof;

(e)	an opinion of the Corporation's Auditors addressed to the Underwriters, the Underwriters' Counsel, the Corporation's and Selling Debentureholder's Counsel, the Corporation, the Selling Debentureholder and the directors thereof, dated the date of the Prospectus or Supplementary Material, as the case may be and acceptable in form and substance to the Underwriters' Counsel, acting reasonably, that the Financial Information in respect of Empire contained in such document in the French language includes the same information and in all material respects carries the same meaning as the English language version thereof;

(f)	a comfort letter dated the date of the Prospectus or Supplementary Material, as the case may be, and addressed by the Corporation's Auditors to the Underwriters, the directors of the Corporation and directors of the Selling Debentureholder, in form and substance satisfactory to the Underwriters and Underwriters' Counsel, acting reasonably, with respect to Financial Information in respect of the Corporation contained in the Prospectus, and if applicable, any Supplementary Material;

(g)	a comfort letter dated the date of the Prospectus or Supplementary Material, as the case may be, and addressed by Empire's Auditors to the Underwriters, the directors of the Corporation and directors of the Selling Debentureholder, in form and substance satisfactory to the Underwriters and Underwriters' Counsel, acting reasonably, with respect to Financial Information in respect of Empire contained in the Prospectus, and if applicable, any Supplementary Material;

(h)	evidence satisfactory to the Underwriters of the approval of the listing of the Instalment Receipts on the TSX and that the Underlying Common Shares have been conditionally approved for listing on the TSX, subject to the Corporation and/or the Selling Debentureholder, as applicable, fulfilling the usual requirements of the TSX; and

(i)	a copy of any other document required to be filed by the Corporation and/or the Selling Debentureholder, as the case may be, or delivered under the Securities Laws in connection with the Offering and the sale of the Offered Convertible Debentures as contemplated by this Agreement.

5.4	The Corporation shall deliver or cause to be delivered to the Underwriters, without charge, as soon as possible and in any event not later than the first Business Day after the date that the Prospectus or Supplementary Material is filed with the Securities Commissions, such number of commercial copies of the Prospectus or Supplementary Material in respect thereof (including the French language version thereof), as the Underwriters reasonably require.

5.5	During the period commencing on the date hereof and ending on the date of completion of the distribution of the Offered Convertible Debentures, the Corporation will promptly provide to CIBC and Scotia drafts of any press releases of the Corporation for review and approval by CIBC and Scotia prior to issuance, such approval not to be unreasonably withheld or delayed.

ARTICLE 6
NOTICE OF MATERIAL CHANGE

6.1	During the period of distribution to the public of the Offered Convertible Debentures, which shall be the period from the date hereof to the date upon which the Corporation and the Selling Debentureholder have received the notice of termination contemplated in Section 17.1 or the notice that distribution has ceased contemplated in Section 20.1 hereof, whichever is earlier, the Corporation shall promptly notify the Underwriters in writing of:

(a)	any material change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation or proposed ownership of the Corporation, in each case on a consolidated basis;

(b)	any material fact that has arisen or has been discovered which would have been required to have been stated in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as the case may be, had the fact arisen or been discovered on, or prior to, the date of such document; and

(c)	any change in a material fact in the Preliminary Prospectus, the Prospectus or any Supplementary Material, or any documents referenced therein by incorporation, as the case may be, or the existence of any new material fact, which change or new material fact is, or may be of such a nature as:

(i)	to render the Preliminary Prospectus, the Prospectus or the Supplementary Material misleading or untrue;

(ii)	would result in the Preliminary Prospectus, the Prospectus, or the Supplementary Material not complying with Securities Laws;

(iii)	would reasonably be expected to have a significant effect on the market price or value of the Offered Convertible Debentures, the Instalment Receipts representing the Offered Convertible Debentures or the Common Shares or which would restrict or prevent the trading of the Offered Convertible Debentures, the Instalment Receipts representing the Offered Convertible Debentures or the Common Shares; or

(iv)	would be material to a prospective purchaser of the Offered Convertible Debentures.

6.2	In any such case described in Section 6.1, the Corporation and the Selling Debentureholder shall promptly and, in any event within applicable time limitations set out in Securities Laws, comply with all legal requirements necessary to comply with Securities Laws in order to allow for the continued distribution of the Offered Convertible Debentures in the Qualifying Jurisdictions as contemplated hereunder.

6.3	The Corporation shall in good faith discuss with the Underwriters any change in a fact or circumstances (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this Article 6.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION AND THE SELLING DEBENTUREHOLDER

7.1	The Corporation and the Selling Debentureholder represent and warrant, on a joint and several basis, to each of the Underwriters and acknowledge that each of the Underwriters is relying upon such representations and warranties in connection with its execution and delivery of this Agreement, and agree that each delivery of the Preliminary Prospectus, the Prospectus and any Supplementary Material by the Corporation to the Underwriters shall constitute the representation and warranty of the Corporation and the Selling Debentureholder to the Underwriters that:

(a)	the Corporation and the Selling Debentureholder have each been duly organized as a corporation under the laws of Canada and each has all requisite power and authority to own its properties and assets and to carry on its undertaking, including issuing the Offered Convertible Debentures, as contemplated hereby, and is qualified to own its properties and assets and to carry on its undertaking in all jurisdictions where it owns property and assets and carries on its activities;

(b)	the Corporation is, and will be, at the Closing Time a reporting issuer not in default of any requirement under Securities Laws. In particular, without limiting the foregoing, no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(c)	the Corporation has the necessary corporate power and authority to execute and deliver the Preliminary Prospectus and the Prospectus and, if applicable, will have the necessary corporate power and authority to execute and deliver any Supplementary Material prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Preliminary Prospectus and the Prospectus, and the filing thereof in each of the Qualifying Jurisdictions under the Securities Laws;

(d)	except as contemplated hereby and as previously publicly disclosed in documents filed on SEDAR, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any securities of the Corporation;

(e)	each of the Corporation, the Selling Debentureholder and/or AcquisitionCo, as applicable, is not in default or breach of, and the execution and delivery of this Agreement, the Instalment Receipt Agreement and the Indenture and the fulfillment of the terms thereof and the issue, sale and delivery on the Closing Date of the Offered Convertible Debentures by the Corporation, the offering and sale in the Qualifying Jurisdictions of the Offered Convertible Debentures, the creation and delivery of the Instalment Receipts, and the grant of the Over-Allotment Option by the Selling Debentureholder, and the compliance by the Corporation, the Selling Debentureholder and/or AcquisitionCo with the provisions of this Agreement, the Acquisition Agreement, the Instalment Receipt Agreement and the Indenture, as applicable, will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, Securities Commission or other third party in the Qualifying Jurisdictions, except: (A) such as have been obtained; or (B) such as may be required (and shall be obtained as provided in this Agreement, the Acquisition Agreement, the Instalment Receipt Agreement or the Indenture) under the Securities Laws and by the TSX or such as do not and will not result in a breach of and do not create a state of facts which after notice or lapse of time or both will result in a default under of and do not and will not conflict with:

(i)	any of the terms, conditions or provisions of the constating documents of the Corporation, the Selling Debentureholder and/or AcquisitionCo;

(ii)	any indenture, agreement or other instrument to which any of the Corporation, the Selling Debentureholder or AcquisitionCo is a party or by which it is contractually bound; or

(iii)	any laws of any jurisdiction in which any of the Corporation, the Selling Debentureholder, AcquisitionCo or their respective affiliates carries on business or owns any assets or any judgment, order or decree of any governmental body, agency or court having jurisdiction over any of the Corporation, the Selling Debentureholder and AcquisitionCo or their respective affiliate that would result in a Material Adverse Effect;

(f)	the Instalment Receipts will be listed and posted for trading on the TSX at the Closing Time;

(g)	the Corporation and the Selling Debentureholder have not withheld, and will not withhold, from the Underwriters any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Offered Convertible Debentures;

(h)	each of the Corporation and the Selling Debentureholder, (i) has been duly incorporated under the Canada Business Corporations Act and is and will be at the Closing Time up-to-date in all material corporate filings and in good standing under such Act; and (ii) has all requisite corporate power and authority to execute and deliver and perform its obligations under this agreement and to carry out the provisions of this agreement and to invest the funds of the Corporation in accordance with the Preliminary Prospectus, the Prospectus, and, if applicable, any Supplementary Material;

(i)	CST, at its principal office located in the City of Toronto, has been duly appointed as the registrar and transfer agent of the Common Shares and on or prior to the Closing Time, will have been duly appointed as the Custodian and security agent under the Instalment Receipt Agreement and the debenture trustee under the Indenture;

(j)	except as publicly disclosed in documents filed on SEDAR, the Corporation, and to the knowledge of the Corporation, each of the Algonquin Companies, Algonquin Partnerships and Algonquin Trusts, respectively: (A) has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on; and (B) holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated (as now operated), and the same are validly existing and in good standing and, except as disclosed in the Prospectus, as amended, none of the same contains any term, provision, condition or limitation which has or may have a Material Adverse Effect;

(k)	the authorized capital of the Corporation consists, and will immediately preceding the Closing Time consist, of an unlimited number Common Shares and an unlimited number of preferred shares issuable in series of which, 256,175,348 Common Shares, 4,800,000 Series A Shares, 100 Series C Shares, 4,000,000 Series D Shares and 12,024,753 subscription receipts are validly issued and outstanding as fully paid and non-assessable as of February 11, 2016. At the Closing Time, assuming no exercise of outstanding stock options and excluding any Common Shares issuable pursuant to the Corporation's employee share purchase plan and other similar purchase plans (as amended from time to time), the exercise of the Over-Allotment Option and the issuance of Common Shares pursuant to the Emera Subscription Agreements, 256,175,348 Common Shares, 4,800,000 Series A Shares, 100 Series C Shares, 4,000,000 Series D Shares and 12,024,753 subscription receipts, $1,000,000,000 aggregate principal amount of Convertible Debentures and 1,000,000 Instalment Receipts will be duly and validly issued and outstanding as fully paid and non-assessable;

(l)	the Corporation has full corporate power and authority to create, issue and deliver the Convertible Debentures and to issue and deliver the Underlying Common Shares upon a Conversion, and the issue of the Offered Convertible Debentures and the Underlying Common Shares have been authorized by all necessary corporate action of the Corporation;

(m)	upon Conversion, the Underlying Common Shares will be duly and validly authorized for issuance in accordance with the Indenture and when issued in accordance with the terms of the Indenture, the Underlying Common Shares will be validly issued and outstanding as fully paid and non-assessable Common Shares;

(n)	the Selling Debentureholder has all requisite corporate power and authority to create and deliver the Instalment Receipts, to offer and sell the Offered Convertible Debentures, and to grant the Over-Allotment Option;

(o)	the creation and delivery of the Instalment Receipts, the offer and sale of the Offered Convertible Debentures and the grant of the Over-Allotment Option by the Selling Debentureholder to the Underwriters in accordance with the terms of this Agreement and the Instalment Receipt Agreement, as applicable, have been authorized by all necessary corporate action of the Selling Debentureholder;

(p)	the Instalment Receipts, the Offered Convertible Debentures and the Underlying Common Shares conform in all material respects to the description thereof in the Preliminary Prospectus and Prospectus;

(q)	there is no action, proceeding or investigation (whether or not purportedly on behalf of the Corporation, the Selling Debentureholder or AcquisitionCo, respectively) or, to the knowledge of the Corporation, pending or threatened against or affecting any of the Corporation, the Selling Debentureholder or AcquisitionCo at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which, to the knowledge of the Corporation, could in any way have a Material Adverse Effect or which questions the validity of the issuance of the Offered Convertible Debentures or of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement, the Instalment Receipt Agreement and the Indenture;

(r)	each of the Algonquin Companies, Algonquin Partnerships and Algonquin Trusts have been duly incorporated or otherwise formed and organized and is validly existing under its jurisdiction of incorporation, or formation and has all corporate, partnership or limited liability company power, capacity and authority to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets required such qualification, and has, or will have at the Closing Time, all requisite corporate power and authority to carry on its business and to own, lease and operate its property and assets;

(s)	the audited consolidated balance sheets of the Corporation as at December 31, 2014 and 2013 contained in the Preliminary Prospectus and, the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(t)	the interim financial statements of the Corporation for the three and nine months ended September 30, 2015 and 2014 contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(u)	to the knowledge of the Corporation, the consolidated financial statements of Empire contained in the Preliminary Prospectus, the Prospectus and any Supplementary material have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(v)	the unaudited pro forma consolidated balance sheet and consolidated statement of earnings of the Corporation and the related notes thereto included in the Preliminary Prospectus, the Prospectus and any Supplementary Material, as applicable, fairly present the pro forma consolidated financial position, results of operations and earnings of the Corporation as at the dates and for the periods indicated after giving effect to the transactions and assumptions described in the related notes thereto and do not contain a misrepresentation. Such unaudited pro forma consolidated financial statements have been compiled in accordance with rules set forth under Securities Laws with respect to the preparation of pro forma financial statements and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein;

(w)	other than as disclosed to the Underwriters or as set forth in the Preliminary Prospectus, the Prospectus or any Supplementary Material, pursuant to indemnities granted in favour of the directors and officers of Corporation and/or entities affiliated with the Corporation or pursuant to guarantees and indemnities granted in favour of the Corporation or entities affiliated with the Corporation or guarantees or indemnities granted in connection with acquisitions of assets or construction of facilities by the Corporation or its subsidiary entities and debt or tax equity financings therefor, or guarantees or indemnities granted in connection with the senior credit facility obtained by Algonquin Power Co. and, except as entered into in the normal course of business, including with respect to normal course hedging, supply and purchase contracts, none of the Corporation, the Algonquin Companies nor the Algonquin Trusts and to the knowledge of the Corporation, the Algonquin Partnerships: (i) is a party to or bound by any agreement of guarantee, indemnification, assumption, endorsement or similar commitment relating to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation; nor (ii) are they subject to any such agreement, commitment or indebtedness, nor is any of their respective assets or undertaking;

(x)	to the knowledge of the Corporation, each of the Algonquin Companies, Algonquin Partnerships and Algonquin Trusts, respectively, has made all registrations or filings required by applicable laws to create or maintain its status as a corporation, partnership or trust, whichever the case may be;

(y)	except as publicly disclosed in documents filed on SEDAR, to the knowledge of the Corporation, each facility and project in which the Corporation has an economic interest as described in the Preliminary Prospectus, the Prospectus or any Supplementary Material (the "Facilities") is in possession of all material Permits required under existing law for the existing state of the construction and/or operation of the facility and each such Permit has been obtained, is in full force and effect and to the knowledge of the Corporation does not require amendment;

(z)	to the knowledge of the Corporation, except as disclosed in the Preliminary Prospectus, the Prospectus or any Supplementary Material, each of the parties identified in the Preliminary Prospectus, the Prospectus or any Supplementary Material as the owner of each Facility is the absolute beneficial owner of, and has good and marketable title to, all of the material assets of such Facilities as described in the Preliminary Prospectus, the Prospectus or any Supplementary Material;

(aa)	in each case, except as publicly disclosed in documents filed on SEDAR, all of the Facilities (and all buildings and other appurtenances related thereto) are insured against all loss from damages by hazards or risks normally insured against in accordance with good and prudent practice in the independent power production industry, with reasonable deductibles; and, to the knowledge of the Corporation, such Facilities were constructed in accordance with their plans and specifications and all building permits properly issued therefor and in compliance with all applicable building and zoning by-laws; and, to the knowledge of the Corporation, there are no material defects in such Facilities; and there are no outstanding work orders or deficiency notices of a material nature relating to such Facilities or, to the knowledge of the Corporation, with respect to the Facilities to be acquired from or required by any governmental, federal, provincial or municipal authority including, without limitation, any work orders or notices alleging violation of any environmental, health or safety statute or regulation or, to the knowledge of the Corporation, any matters under discussion with any such authorities relating to such matters; and, to the knowledge of the Corporation, such Facilities and all electric generating equipment and chattels required for the effective operation of such Facilities, are in good operating condition and are in a state of good repair and maintenance;

(bb)	there has not been any reportable event (as defined in National Instrument 51- 102 – Continuous Disclosure Obligations) with the auditors of the Corporation;

(cc)	other than in respect of the Acquisition as disclosed in the Preliminary Prospectus or the Prospectus, the Corporation has not completed any "significant acquisition"

(as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations nor is it proposing any "proposed acquisition" (as such term is used in Item 10 of Form 44-101F1 to NI 44-101) that in any such case would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectus;

(dd)	if declared by the board of directors of the Corporation:

(i)	cash dividends in the amount of US$0.09625 per common share, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on or about April 15, 2016 for which the record date is on or about March 31, 2016;

(ii)	cash dividends in the amount of $0.28125 per Series A Share, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on the last Business Day of March, June, September and December;

(iii)	cash dividends in the amount of approximately 1% per Series C Share based upon an agreed dividend payment schedule, subject to adjustment based upon the Consumer Price Index, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on April 1, July 1, October 1, and January 1; and

(iv)	cash dividends in the amount of $0.3125 per Series D Share, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on the last Business Day of March, June, September and December.

(ee)	other than as disclosed in the financial statements referred to in Section 7.1(u), there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or any of its subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the Corporation or its subsidiaries (taken as a whole) or on the liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Corporation and its subsidiaries (taken as a whole);

(ff)	none of the Corporation, the Selling Debentureholder, AcquisitionCo nor any of its subsidiaries is in violation of its constating documents, in any material respect; and none of the Corporation, the Selling Debentureholder, AcquisitionCo nor its subsidiaries are in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument (a "Material Contract") to which it is a party or by which it may be bound or to which any of its properties or assets is subject which has or may have a Material Adverse Effect;

(gg)	the Corporation has no knowledge of any default, or any circumstance which with the giving of notice or lapse of time (or both) would give rise to a default, by any person who is a party to any Material Contract with the Corporation, the Selling Debentureholder, AcquisitionCo or any of its subsidiaries, except for such defaults which would not reasonably be expected to have a Material Adverse Effect;

(hh)	the Corporation, the Selling Debentureholder and AcquisitioCo, as applicable, have each duly authorized, executed and delivered this Agreement and the Acquisition Agreement to which it is a party and this Agreement and the Acquisition Agreement constitute a legal, valid and binding obligation of the Corporation, the Selling Debentureholder and AcquisitionCo, as applicable, enforceable against each of them in accordance with its terms except as enforcement thereof may be limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally and subject to the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and except that rights of indemnity, contribution and waiver of contribution may be limited under applicable law and except that the enforceability of provisions in such applicable agreement which purport to sever from such agreement any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such agreement would be determined only in the discretion of a court;

(ii)	at the Closing Time, the Corporation and the Selling Debentureholder, as applicable, will have each duly authorized, executed and delivered the Instalment Receipt Agreement and the Indenture to which it is a party and the Instalment Receipt Agreement and the Indenture will constitutes a legal, valid and binding obligation of the Corporation and the Selling Debentureholder, as applicable, enforceable against each of them in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally and subject to the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and except that rights of indemnity, contribution and waiver of contribution may be limited under applicable law and except that the enforceability of provisions in the Instalment Receipt Agreement and the Indenture which purport to sever therefrom any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of the Instalment Receipt Agreement and the Indenture would be determined only in the discretion of a court;

(jj)	except as shall have been made or obtained on or before the Closing Date, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Offered Convertible Debentures or execution and delivery of this Agreement, the Acquisition Agreement, the Instalment Receipt Agreement and the Indenture by the Corporation, the Selling Debentureholder and/or AcquisitionCo, as applicable, the creation, issuance and sale of the

Convertible Debentures by the Corporation, the offering and sale in the Qualifying Jurisdictions of the Offered Convertible Debentures, the creation and delivery of the Instalment Receipts, and the grant of the Over-Allotment Option by the Selling Debentureholder, and the performance by the Corporation, the Selling Debentureholder and/or AcquisitionCo with the other provisions of this Agreement, the Acquisition Agreement, the Instalment Receipt Agreement and the Indenture, as applicable;

(kk)	except as has been or will be disclosed in or contemplated by the Preliminary Prospectus, the Prospectus, and any Supplementary Material, subsequent to December 31, 2014, there has not been any material adverse change, actual or to the knowledge of the Corporation, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole);

(ll)	no lender to the Corporation or any of its subsidiaries has reduced, or has given notice to the Corporation or any of its subsidiaries, or has commenced negotiations with the Corporation or any of its subsidiaries regarding the reduction of any credit facility, hedge facility or any other commitment with the Corporation or any of its subsidiaries and, to the knowledge of the Corporation, each of the Corporation's lenders will be able to fulfill its obligations and other commitments to the Corporation or any of its subsidiaries;

(mm)	the Corporation and each of its subsidiaries (taken as a whole) maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it is made known to those within the Corporation or such subsidiary responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Securities Laws;

(nn)	other than as disclosed to the Underwriters in writing: (i) the Corporation, the Selling Debentureholder, AcquisitionCo and each subsidiary has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not be expected to have a material adverse effect on the condition of the Corporation; and (ii) the Corporation is not aware of any material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not reasonably be expected to have a Material Adverse Effect;

(oo)	the Corporation will promptly file all reports required to be filed by it with the Securities Commissions under Securities Laws for so long as the delivery of a prospectus is required in connection with the offering or sale of the Offered Convertible Debentures, and during such same period will advise CIBC and Scotia, promptly after it receives notice thereof, of the issuance by the Securities Commissions of any stop order or of any order preventing or suspending the use of any prospectus relating to the Offered Convertible Debentures, of the suspension of the qualification of such Offered Convertible Debentures for offering or sale in any of the Qualifying Jurisdictions, of the initiation or threat, to the knowledge of the Corporation, of any proceeding for any such purpose, or of any request by the Securities Commissions for the amending or supplementing of the Preliminary Prospectus, the Prospectus or any Supplementary Material or for additional information relating to the Offered Convertible Debentures; and the Corporation will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Offered Convertible Debentures or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Offered Convertible Debentures or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible;

(pp)	the representations and warranties of the Corporation, AcquisitionCo and any of its other subsidiaries in the Acquisition Agreement, a true copy of which has been provided to the Underwriters, are true and correct in all material respects (or in all respects if already qualified by materiality);

(qq)	to the knowledge of the Corporation, the representations and warranties of Empire contained in the Acquisition Agreement are accurate in all material respects (or in all respects if already qualified by materiality);

(rr)	neither the Corporation nor any of its subsidiaries has received notice of (i) any pending or threatened legal or governmental proceeding to which any party to the Acquisition Agreement is a party that could be expected to have a material adverse effect on the consummation of the Acquisition and to the knowledge of the Corporation no such proceeding is contemplated; (ii) any actual or alleged breach or default by any party of any provisions of the Acquisition Agreement and to the knowledge of the Corporation no event, condition, or occurrence exists which after notice or lapse of time (or both) would constitute a breach or default by any party to the Acquisition Agreement; or (iii) any disputes, termination, cancellation, amendment or renegotiation of the Acquisition Agreement, and to the knowledge of the Corporation no state of facts giving rise to any of the foregoing exist;

(ss)	the Acquisition Agreement has not been amended or terminated, nor have any terms and conditions thereof been waived in any material respect; and

(tt)	the Corporation is not aware of any facts or circumstances that would cause it to believe that (i) the Acquisition will not be completed before the Deadline, (ii) the Acquisition Agreement will be terminated, or (iii) the Acquisition will not be completed in accordance with the Acquisition Agreement and otherwise in accordance with the disclosure in the Preliminary Prospectus and Prospectus.

For purposes of this Section 7.1, references to "to the knowledge of the Corporation" shall include "to the knowledge of the Corporation and the Selling Debentureholder".

ARTICLE 8
REPRESENTATIONS AND WARRANTIES REGARDING THE PROSPECTUS AND THE SUPPLEMENTARY MATERIAL

8.1	The delivery to the Underwriters of the Preliminary Prospectus, the Prospectus or any Supplementary Material shall constitute the representation and warranty of the Corporation and the Selling Debentureholder to the Underwriters that, at the time of such delivery, the information and statements contained therein and the documents incorporated therein by reference (except information and statements relating solely to and provided by the Underwriters expressly for inclusion therein):

(a)	are true and correct in all material respects;

(b)	constitute full, true and plain disclosure of all material facts relating to (i) the Corporation and its subsidiaries on a consolidated basis; and (ii) the Offered Convertible Debentures and Underlying Common Shares;

(c)	contain no misrepresentations; and

(d)	do not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made.

8.2	Such delivery shall also constitute the Corporation's and the Selling Debentureholder's consent to the use of the Preliminary Prospectus, the Prospectus, or the Supplementary Material, as the case may be by the Underwriters for the purpose of offering and selling the Offered Convertible Debentures in the Qualifying Jurisdictions in accordance with the Securities Laws, as contemplated herein. The Underwriters covenant and agree not to make any representation or warranty as to the Corporation, the Offered Convertible Debentures or the Underlying Common Shares other than as set forth in the Preliminary Prospectus, the Prospectus or any Supplementary Material.

ARTICLE 9
COVENANTS OF THE CORPORATION AND THE SELLING DEBENTUREHOLDER

9.1	Each of the Corporation and the Selling Debentureholder, as applicable, covenants and agrees with each of the Underwriters that:

(a)	at the respective times of filing, the Preliminary Prospectus, the Prospectus and any Supplementary Material will fully comply with the requirements of the Securities Laws;

(b)	on or before the Closing Date, the Corporation shall, and shall use its reasonable effort to cause CST to, enter into the Indenture. The Indenture shall be in such form and shall contain such terms as shall be consistent with the description of the terms of the Convertible Debentures contained in this Agreement and the Preliminary Prospectus, Prospectus and Supplemental Materials, if any, subject to such changes as may be approved by CIBC and Scotia, the Underwriters' Counsel and the Corporation, the Selling Debentureholder and the Corporation's and Selling Debentureholder's Counsel;

(c)	on the Closing Date, the Offered Convertible Debentures will be duly and validly created, authorized, issued and sold on the payment of the First Instalment and such Offered Convertible Debentures shall be in such form and shall contain such terms as shall be consistent with the description of the terms of the Convertible Debentures contained in this Agreement and the Preliminary Prospectus, Prospectus and Supplemental Materials, if any, and upon payment of the Final Instalment in accordance with the Instalment Receipt Agreement and Conversion thereof in accordance with the Indenture, the Underlying Common Shares shall be duly authorized and validly issued Common Shares in the capital of the Corporation and shall have attributes corresponding in all material respects to the descriptions thereof in the Preliminary Prospectus, Prospectus and Supplementary Material, if any;

(d)	on or before the Closing Date, the Selling Debentureholder shall, and the Corporation shall, and each of them shall use their respective reasonable effort to cause the Custodian to, enter into the Instalment Receipt Agreement with the Underwriters pursuant to which the Underwriters shall pledge, for and on behalf of a purchaser, the Offered Convertible Debentures to the Selling Debentureholder and the Offered Convertible Debentures will be held by the Custodian for the benefit of the Selling Debentureholder until the payment of the Final Instalment. The Instalment Receipt Agreement shall be in such form and shall contain such terms and shall be consistent with the description of the terms of the Instalment Receipt Agreement contained in this Agreement and the Preliminary Prospectus, Prospectus and Supplementary Material, if any, subject to such changes as may be approved by CIBC, Scotia, the Underwriters' Counsel, the Corporation, the Selling Debentureholder and the Corporation's and Selling Debentureholder's Counsel;

(e)	immediately following the acceptance of the offer made by the Underwriters herein, the Corporation and the Selling Debentureholder, as applicable, will, in addition to its other obligations hereunder, (i) forthwith prepare and file or cause to be prepared and filed all documents and take or cause to be taken all actions required under Securities Laws and the by-laws, rules, policies and regulations of the TSX in order to issue and sell to the Underwriters the Offered Convertible Debentures for distribution to the public in the Qualifying Jurisdictions, and to cause the Instalment Receipts representing the Offered Convertible Debentures to be listed and posted for trading on the TSX prior to the Closing Date and to cause the Underlying Common Shares to be conditionally approved for listing on the TSX as at the Closing Date, and (ii) make all necessary filings and use its best efforts to obtain all necessary regulatory and other consents, exemptions and approvals required in connection with the transactions contemplated by this Agreement;

(f)	the Corporation and the Selling Debentureholder will prepare and file promptly any Supplementary Material which in the opinion of the Corporation, acting reasonably, may be necessary or advisable, after consultation with the Underwriters and in accordance with this Agreement;

(g)	the Corporation and the Selling Debentureholder will advise the Underwriters, promptly after receiving notice thereof of the time when any Supplementary Material has been filed and when the Preliminary Decision Document and the Final Decision Document has been issued, and will provide evidence satisfactory to the Underwriters of any such filing or document;

(h)	the Corporation and the Selling Debentureholder will, until the end of the distribution of the Offered Convertible Debentures, advise the Underwriters, promptly after receiving notice, or obtaining knowledge of (i) the issuance of any order suspending or preventing the use of the Preliminary Prospectus, the Prospectus or any Supplementary Material; (ii) the imposition of cease trading or similar orders affecting the Offered Convertible Debentures, the Instalment Receipts representing the Offered Convertible Debentures, the Over-Allotment Option, the Common Shares or any other securities of the Corporation, or the institution, threatening or contemplation of any proceeding for any such purpose; or (iii) any request made by any Securities Commission or other authority to amend or supplement the Preliminary Prospectus, the Prospectus or any Supplementary Material. Each of the Corporation and the Selling Debentureholder will use its best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(i)	the Corporation will promptly notify the Underwriters of any notice received by the Corporation that the rating assigned to the debt of the Corporation or any of its subsidiaries by Standard & Poor's Ratings Services is to be lowered or that such rating agency has under surveillance or review, with possible negative implications, its rating of the Corporation's or its subsidiaries' debt in light of the contemplated Acquisition;

(j)	The Corporation and the Selling Debentureholder shall not, from the date hereof until 90 days after the Closing Date, directly or indirectly, sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any Common Shares or any other securities convertible into or with provisions or characteristics similar to the Common Shares, without the prior written consent of CIBC and Scotia, on behalf of the Underwriters, which consent is not to be unreasonably withheld or delayed, except for (i) the issuance of Common Shares in connection with the exercise of any currently outstanding options of the Corporation, (ii) the issuance of options to acquire Common Shares pursuant to the Corporation's stock option plan, and the issuance of Common Shares in connection with the exercise of any such options, (iii) to satisfy any other currently outstanding instruments or other contractual commitments in relation to any transaction that has been disclosed to the Underwriters, including pursuant to the Emera Subscription Agreements and the Corporation's DSU plan, PSU plan, dividend re-investment plan and employee share purchase plan, or (iv) the issuance of Underlying Common Shares in accordance with the Indenture;

(k)	the Selling Debentureholder shall, and the Corporation shall cause the Selling Debentureholder to, use the net proceeds from the sale of the Offered Convertible Debentures in the manner described in the Prospectus; and

(l)	the Corporation shall, forthwith following (i) determination that the Approval Conditions will not be satisfied or waived, (ii) the termination of the Acquisition Agreement or (iii) determination not to proceed with the Acquisition, provide CIBC and Scotia, on behalf of the Underwriters, with notice thereof.

ARTICLE 10
UNDERWRITERS' FEES

10.1	In consideration for the Underwriters' services in:

(a)	assisting in the preparation of the Preliminary Prospectus, the Prospectus and the Supplementary Material;

(b)	forming and managing banking, selling or other groups in connection with the distribution of the Offered Convertible Debentures;

(c)	distributing the Offered Convertible Debentures, both directly and through other registered dealers and brokers; and

(d)	all other matters in connection with the issue and sale of the Offered Convertible Debentures,

the Corporation agrees to pay to the Underwriters, by certified cheque or wire transfer, a fee (the "Commission") equal to 4.00% of the aggregate gross proceeds to the Selling

Debentureholder from the Offered Convertible Debentures purchased by the Underwriters hereunder (being $40.00 per Offered Convertible Debenture), payable as to 50% at the Closing Time or the Option Closing Time, as the case may be, by the Corporation, and as to 50% on the Final Instalment Date. For greater certainty, in the event the Final Instalment Date does not occur prior to the Deadline, the Underwriters shall only be entitled to receive the Initial Underwriters' Commission.

ARTICLE 11
CLOSING PROCEDURES

11.1	The purchase of the Firm Convertible Debentures shall be completed at the Closing Time at the offices of the Corporation's and Selling Debentureholder's Counsel or at such other place as the Underwriters and the Corporation may agree. At the Closing Time:

(a)	the Selling Debentureholder shall deliver to CIBC and Scotia, on behalf of the Underwriters, one certificate evidencing the Firm Convertible Debentures in definitive form, to be registered as directed by the Underwriters; and such further deliverables as may be contemplated herein or as the Underwriters or the applicable Securities Commissions or the TSX may reasonably require;

(b)	immediately following the delivery of the Firm Convertible Debentures as required pursuant to Section 11.1(a), the Underwriters shall pledge the Firm Convertible Debentures purchased by them to the Selling Debentureholder pursuant to the Instalment Receipt Agreement and shall then cause the definitive Convertible Debenture to be endorsed in blank for transfer and delivered to the Custodian on behalf and for the benefit of the Selling Debentureholder pursuant to the Instalment Receipt Agreement;

(c)	the Selling Debentureholder shall deliver to the Custodian a global Instalment Receipt to be registered as directed by CIBC and Scotia, in respect of the Firm Convertible Debentures so pledged, such global Instalment Receipt to be held for the registered holders of Firm Convertible Debentures in accordance with the terms of the Instalment Receipt Agreement; and

(d)	the Underwriters shall make payment to the Selling Debentureholder (or as the Selling Debentureholder may otherwise direct) of the First Instalment for the Firm Convertible Debentures (which shall be net of the Initial Underwriters' Commission as set forth in Section 10.1 only if the Corporation has not paid the Initial Underwriters' Commission as required by Section 10.1) by wire transfer in Canadian same day funds or by such other method as the Selling Debentureholder, CIBC and Scotia may agree upon.

11.2	In the event the Over-Allotment Option is exercised in accordance with its terms at or prior to the Option Closing Time:

(a)	the Selling Debentureholder shall deliver to CIBC and Scotia, on behalf of the Underwriters, one certificate evidencing the Optional Convertible Debenture in definitive form, to be registered as directed by the Underwriters;

(b)	immediately following the delivery of the Optional Convertible Debentures as required pursuant to Section 11.2(a), the Underwriters shall pledge the Optional Convertible Debentures purchased by them to the Selling Debentureholder pursuant to the Instalment Receipt Agreement and shall then cause the definitive Convertible Debenture to be endorsed in blank for transfer and delivered to the Custodian on behalf and for the benefit of the Selling Debentureholder pursuant to the Instalment Receipt Agreement;

(c)	the Selling Debentureholder shall deliver to the Custodian, a global Instalment Receipt to be registered as directed by the Underwriters, in respect of the Optional Convertible Debentures so pledged, such global Instalment Receipt to be held for the registered holders of Optional Convertible Debentures in accordance with the terms of the Instalment Receipt Agreement;

(d)	the Underwriters shall make payment to the Selling Debentureholder (or as the Selling Debentureholder may otherwise direct) of the First Instalment for the Optional Convertible Debentures (which shall be net of the Initial Underwriters' Commission as set forth in Section 10.1 only if the Corporation has not paid the Initial Underwriters' Commission as required by Section 10.1) by wire transfer in Canadian same day funds or by such other method as the Corporation, the Selling Debentureholder and the Underwriters may agree upon; and

(e)	the Corporation and the Selling Debentureholder will deliver to the Underwriters items listed in Section 13.1(a), Section 13.1(c), Section 13.1(d), Section 13.1(e), Section 13.1(f), Section 13.1(g), Section 13.1(h), and Section 13.1(j), in each case dated the Option Closing Date, together with such further documentation as the TSX may reasonably require, except that such conditions that apply shall be satisfied as at the Option Closing Time on the Option Closing Date.

11.3	In order to facilitate an efficient and timely closing at the Closing Time or Option Closing Time, as the case may be, the Underwriters may choose to initiate a wire transfer of funds to the Selling Debentureholder (or as the Selling Debentureholder may otherwise direct) prior to the Closing Time or Option Closing Time, as the case may be. If the Underwriters do so, the Corporation and the Selling Debentureholder agree that such transfer of funds to the Selling Debentureholder prior to the Closing Time or Option Closing Time, as the case may be, does not constitute a waiver by the Underwriters of any of the conditions set out in this Agreement. Furthermore, the Corporation and the Selling Debentureholder agree that any such funds received from the Underwriters prior to the Closing Time or Option Closing Time, as the case may be, will be held by the Selling Debentureholder in trust solely for the benefit of the Underwriters until the Closing Time or Option Closing Time, as the case may be, and, if the closing does not occur at the scheduled Closing Time or Option Closing Time, as the case may be, such funds shall be immediately returned by wire transfer to CIBC and Scotia on behalf of the Underwriters, without interest. Upon the satisfaction of the conditions of closing at the Closing Time or Option Closing Time, as the case may be, the funds held by the Selling Debentureholder in trust for the Underwriters shall be deemed to be delivered by the Underwriters to the Selling Debentureholder in satisfaction of the obligation of the

Underwriters under Article 11 of this Agreement and upon such delivery the trust constituted by this Section 11.3 shall be terminated without further formality.

11.4	Notwithstanding anything to the contrary contained in this Article 11, the Corporation, the Selling Debentureholder, CIBC and Scotia may agree to any alternative form of delivery of the Instalment Receipts and the Offered Convertible Debentures, including delivery by electronic or such other means.

ARTICLE 12
EXPENSES

12.1	Except as otherwise provided herein, the Corporation and the Selling Debentureholder agree to pay all costs, fees and expenses incidental to the performance of the obligations set forth under this Agreement, whether or not the transactions contemplated herein are consummated, including, without limitation, all costs and expenses incidental to:

(a)	the printing or other publication of all documents contemplated hereby, including all costs of printing the Preliminary Prospectus, the Prospectus, Marketing Documents, and the Supplementary Material;

(b)	all arrangements relating to the delivery to the Underwriters of copies of the foregoing documents;

(c)	the reasonable fees and disbursements of the Corporation's and Selling Debentureholder's Counsel, the Corporation's Auditors, CST and any other experts or advisors retained by the Corporation;

(d)	the translation of the Preliminary Prospectus, the Prospectus and any Supplementary Material;

(e)	the preparation, issue and delivery to the Underwriters of any certificates evidencing the Instalment Receipts, the Offered Convertible Debentures and the Underlying Common Shares, including all fees in connection with the services of any registrar and transfer agent for such securities;

(f)	the qualification for distribution of the Offered Convertible Debentures and the Over-Allotment Option under the Securities Laws in each of the Qualifying Jurisdictions, including all applicable fees and all listing fees relating to the listing of the Instalment Receipts and the Underlying Common Shares; and

(g)	all other reasonable expenses of the Offering including reasonable expenses associated with any "road shows", Marketing Documents and marketing activities and the production of "greensheets".

12.2	Legal fees and disbursements of the Underwriters' Counsel and out-of-pocket expenses of the Underwriters shall be borne by the Underwriters, provided however, that in the event that the Offering is terminated, other than by reason of default of the Underwriters, the Corporation and the Selling Debentureholder (jointly and severally) shall reimburse the

Underwriters for any and all out-of-pocket expenses, legal fees and disbursements reasonably incurred by the Underwriters.

ARTICLE 13
CONDITIONS OF THE UNDERWRITERS' OBLIGATIONS

13.1	The obligations of the Underwriters to purchase and pay for the Offered Convertible Debentures shall be subject to the performance by the Corporation and the Selling Debentureholder of their respective covenants and agreements hereunder and to the satisfaction of the following additional conditions at or prior to the Closing Time or the Option Closing Time, as applicable:

(a)	the Underwriters shall have received legal opinions dated the Closing Date or the Option Closing Date (if any) from Corporation's and Selling Debentureholder's Counsel, addressed to the Underwriters and Underwriters' Counsel, relating to the Offering and as to the laws of Ontario, Alberta, British Columbia and Québec and the laws of Canada applicable therein and the opinions of local counsel as to the matters relating to jurisdictions other than Ontario, Alberta, British Columbia and Québec, substantially in the form set forth in Schedule "A" hereto. In giving their opinions, the Corporation's and Selling Debentureholder's Counsel and local counsel shall be entitled to rely, as to matters of fact, upon certificates of officers of the Corporation, the Selling Debentureholder, CST (in its capacity as registrar and transfer agent, Custodian and debenture trustee, as applicable) and the Corporation's Auditors, and on certificates of public and stock exchange officials;

(b)	the Underwriters shall have received legal opinions dated the Closing Date from Underwriters' Counsel, addressed to the Underwriters, relating to the Offering and as to the laws of Canada and the Qualifying Jurisdictions, it being understood that Underwriters' Counsel may rely on the opinions of Corporation's and Selling Debentureholder's Counsel;

(c)	the Underwriters shall have received an opinion from the Corporation's and Selling Debentureholder's Counsel to the effect that the laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Offered Convertible Debentures to purchasers in the Province of Québec;

(d)	the Underwriters shall have received a certificate, or certificates, dated the Closing Date or the Option Closing Date (if any) and executed by two officers of the Corporation, on behalf of the Corporation, without personal liability, to the effect that, to the best of their knowledge, information and belief:

(i)	the Final Decision Document has been issued by the Ontario Securities Commission as the principal regulator of the Corporation under National Policy 11-202, and no order suspending or preventing the use of the Prospectus or any amendment thereto or cease trading the Convertible Debentures, the Instalment Receipts representing the Offered Convertible

Debentures, the Underlying Common Shares or any other securities of the Corporation or the Selling Debentureholder, has been issued, and no proceedings for that purpose have been instituted or threatened by any Securities Commission;

(ii)	the constating documents of the Corporation attached to the certificate are full, true and correct copies and in effect on the date of such certificate;

(iii)	the resolutions of the board of directors of the Corporation relating to the Offering attached to the certificate are full, true and correct copies thereof and have not been modified or rescinded as of the date of such certificate;

(iv)	the incumbency and specimen signatures of the signing officers relating to this Agreement and the Instalment Receipt Agreement and the transactions contemplated hereby and thereby are true and correct;

(v)	subsequent to the respective dates as of which information is given in the Prospectus and any Supplementary Material, there has not been any material adverse change, actual or to the knowledge of the Corporation, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole);

(vi)	subsequent to the respective dates as of which information is given in the Prospectus and any Supplementary Material, no transaction out of the ordinary course of business, material to the Corporation, the Selling Debentureholder and its subsidiaries on a consolidated basis, has been entered into by the Corporation, the Selling Debentureholder or any of the subsidiaries or has been approved by the management of any of them;

(vii)	the representations and warranties of the Corporation contained in this Agreement are true and correct in all material respects as of the Closing Date with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby; and

(viii)	the Corporation has duly complied in all material respects with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time;

(e)	the Underwriters shall have received a certificate, or certificates, dated the Closing Date or the Option Closing Date (if any) and executed by two officers of the Selling Debentureholder, on behalf of the Selling Debentureholder, without personal liability, to the effect that, to the best of their knowledge, information and belief:

(i)	no order suspending or preventing the use of the Prospectus or any amendment thereto or cease trading the Convertible Debentures, the

Instalment Receipts representing the Offered Convertible Debentures, the Underlying Common Shares or any other securities of the Corporation or the Selling Debentureholder, has been issued, and no proceedings for that purpose have been instituted or threatened by any Securities Commission;

(ii)	the constating documents of the Selling Debentureholder attached to the certificate are full, true and correct copies and in effect on the date of such certificate;

(iii)	the resolutions of the board of directors of the Selling Debentureholder relating to the Offering attached to the certificate are full, true and correct copies thereof and have not been modified or rescinded as of the date of such certificate;

(iv)	the incumbency and specimen signatures of the signing officers relating to this Agreement and the Instalment Receipt Agreement and the transactions contemplated hereby and thereby are true and correct;

(v)	subsequent to the respective dates as of which information is given in the Preliminary Prospectus, Prospectus and Supplemental Materials, if any, there has not been any material adverse change, actual or to the knowledge of the Selling Debentureholder, pending, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Selling Debentureholder;

(vi)	subsequent to the respective dates as of which information is given in the Preliminary Prospectus, Prospectus and Supplemental Materials, if any, and except as described therein, no transaction out of the ordinary course of business, material to the Selling Debentureholder, has been entered into by the Selling Debentureholder or has been approved by the board or management thereof;

(vii)	the representations and warranties of the Selling Debentureholder contained in this Agreement are true and correct in all material respects as of the Closing Date with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby; and

(viii)	the Selling Debentureholder has duly complied in all material respects with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time;

(f)	the Underwriters shall have received a comfort letter of the Corporation's Auditors in form and substance satisfactory to Underwriters' Counsel, acting reasonably, similar to the comfort letter to be delivered to the Underwriters pursuant to Section 5.3(f) hereof, and updated to a date not less than two days prior to the Closing Date;

(g)	the Underwriters shall have received a comfort letter of Empire's Auditors in form and substance satisfactory to Underwriters' Counsel, acting reasonably, similar to the comfort letter to be delivered to the Underwriters pursuant to Section 5.3(g) hereof, and updated to a date not less than two days prior to the Closing Date;

(h)	on the Closing Date, the Instalment Receipts representing the Offered Convertible Debentures shall be listed and posted for trading on the TSX and the Underlying Common Shares shall be conditionally approved for listing on the TSX;

(i)	each of the Instalment Receipt Agreement and the Indenture shall have been executed and delivered by the parties thereto on or before the Closing Time in form and substance satisfactory to the Underwriters, acting reasonably;

(j)	the Corporation shall have created, issued and delivered, and the Selling Debentureholder shall have created and delivered, the definitive certificate or certificates, as the case may be, representing the Offered Convertible Debentures and the Instalment Receipts representing the Offered Convertible Debentures, respectively, as specified in Article 11 hereof; and

(k)	the Underwriters shall have received the initial installment of the Commission in the manner specified in Section 10.1 hereof.

ARTICLE 14
INDEMNIFICATION AND CONTRIBUTION

14.1	The Corporation and Selling Debentureholder will indemnify and hold harmless each of the Underwriters and their respective subsidiaries, directors, officers, employees and agents (the "Indemnified Parties") against all losses (excluding lost profit), claims, liabilities and expenses (including, without limitation, reasonable expenses of investigation and defending any claims or litigation as the same are incurred), upon the terms of the indemnity attached as Schedule "B", whether or not the transaction herein contemplated shall be completed.

ARTICLE 15
SURVIVAL

15.1	The respective representations, warranties, agreements, covenants, indemnities and contribution obligations of the Corporation, the Selling Debentureholder and the Underwriters set forth in this Agreement shall survive the purchase by the Underwriters of the applicable Offered Convertible Debentures and remain in full force and effect regardless of: (i) any investigation made by or on behalf of the Corporation, the Selling Debentureholder, the Underwriters or any of their respective officers or directors; (ii) delivery of and payment for the Offered Convertible Debentures; and (iii) any subsequent disposition by the Underwriters of the Offered Convertible Debentures.

15.2	The provisions of Section 15.1 shall not apply if the Underwriters do not purchase any of the Offered Convertible Debentures. In such circumstances, there shall be no further liability of the Corporation to the Underwriters under the terms of this Agreement except in respect of any liability that may have arisen or may thereafter arise under Article 12 or Article 14.

ARTICLE 16
OBLIGATIONS OF UNDERWRITERS

16.1	Subject to the terms hereof, the obligations of the Underwriters to purchase the Convertible Debentures at the Closing Time, and any Optional Convertible Debentures at the Option Closing Time in accordance with Section 4.1, shall be several and not joint and several and their respective obligations and rights in this regard shall be in the following percentages:

CIBC World Markets Inc.(1)	24.00%
Scotia Capital Inc.(1)	24.00%
BMO Nesbitt Burns Inc.	10.00%
National Bank Financial Inc.	10.00%
RBC Dominion Securities Inc.	10.00%
TD Securities Inc.	10.00%
Desjardins Securities Inc.	3.00%
Raymond James Ltd.	3.00%
J.P. Morgan Securities Canada Inc.	2.00%
Wells Fargo Securities Canada, Ltd.	2.00%
Industrial Alliance Securities Inc.	1.00%
Canaccord Genuity Corp.	0.50%
Cormark Securities Inc.	0.50%
Total	100.00%

(1) Joint Book Runners

16.2	If one or more of the Underwriters should default in its obligations to purchase its respective percentage of the Firm Convertible Debentures or Optional Convertible Debentures, as applicable (the "Defaulted Securities"), at Closing Time or Option Closing Time, as the case may be, the non-defaulting Underwriters shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all but not less than all of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the non-defaulting Underwriters shall not have completed such arrangements within such 24 hour period, then:

(a)	if the number of Defaulted Securities is less than 10% of the number of Convertible Debentures or Optional Convertible Debentures, as applicable, to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations bear to the underwriting obligations of all non-defaulting Underwriters; or

(b)	if the number of Defaulted Securities is 10% or more of the number of Convertible Debentures or Optional Convertible Debentures, as applicable, to be purchased hereunder, each non-defaulting Underwriter shall be relieved, without liability, of its obligation to purchase the number of Offered Convertible Debentures set forth beside its name in Section 16.1, upon submission to the Corporation of reasonable evidence of such Underwriter's ability and willingness to fulfill its obligations hereunder.

16.3	In the event of any default by an Underwriter as described in this Article 16, the non-defaulting Underwriters shall have the right to postpone the Closing Date or Option Closing Time, as the case may be, for not more than three (3) Business Days in order that any changes in the arrangements or documents for the purchase and delivery of the Convertible Debentures or Optional Convertible Debentures, as applicable, may be made. Nothing in this Article 16 shall require the Selling Debentureholder to sell less than all of the Convertible Debentures or Optional Convertible Debentures, as applicable, or relieve any defaulting Underwriter from liability in respect of its default hereunder to the Selling Debentureholder and to the non-defaulting Underwriters.

16.4	In connection with the distribution of the Offered Convertible Debentures, the Underwriters and members of their selling group (if any) may over allot or effect transactions which stabilize or maintain the market price of the Offered Convertible Debentures at levels other than those which might otherwise prevail in the open market or engage in such other activities as are set out in a Prospectus, in compliance with applicable Securities Laws and the rules and regulations of applicable stock exchanges and regulators. Those stabilizing transactions, if any, may be discontinued at any time at the sole discretion of the Underwriters. The Underwriters may also offer the Offered Convertible Debentures at a lower price than the Offering Price, subject to the conditions set out in a Prospectus.

ARTICLE 17
TERMINATION

17.1	In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, without liability, at such Underwriter's sole discretion in accordance with this Section 17.1, to terminate and cancel such Underwriter's obligations under this Agreement in respect of any Offered Convertible Debentures not then purchased under this Agreement by written notice to that effect given to the Corporation and the Selling Debentureholder prior to the Closing Time or Option Closing Time, as the case may be, if, at or prior to the Closing Time or the Option Closing Time, as applicable:

(a)	there should occur or commence, or be announced or threatened, any inquiry, action, suit, investigation or other proceeding (whether formal or informal) other than any inquiry, action, suit, investigation or other proceeding based on alleged activities of the Underwriters, or any order is issued by any governmental authority, other than an order based on the alleged activities of the Underwriters, or any law or regulation is promulgated, changed or announced, which, in the reasonable opinion of the Underwriters (or any of them), is expected to prevent or materially restrict the trading in or the distribution of the Offered Convertible Debentures, the Instalment Receipts representing the Offered Convertible Debentures, the Underlying Common Shares or any other securities of the Corporation or would be expected to have a material adverse effect on the market price or value of the Offered Convertible Debentures, the Instalment Receipts representing the Offered Convertible Debentures, the Underlying Common Shares or any other securities of the Corporation;

(b)	there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, or any law, action, regulation or other occurrence of any nature whatsoever which, in the reasonable opinion of the Underwriters (or any of them), materially adversely affects or involves, or is expected to materially adversely affect or involve, North American financial markets generally or the business, affairs or operations of the Corporation;

(c)	there should occur any material change (financial or otherwise) in the business, affairs or operations of the Corporation or any change in any material fact such as is contemplated in Section 6.1 hereof (other than a change related solely to the Underwriters), or the Underwriters (or any of them) become aware of any undisclosed material information, which, in the reasonable opinion of the Underwriters (or any of them), could be expected to have a material adverse effect on the market price or value of the Offered Convertible Debentures, the Instalment Receipts representing the Offered Convertible Debentures, the Underlying Common Shares or any other securities of the Corporation; or

(d)	termination of the Acquisition Agreement occurs prior to the Closing Time.

The rights of termination contained in this Section 17.1 may be exercised by the Underwriters (or any of them) and are in addition to any other rights or remedies the Underwriters (or any of them) may have in respect of any default, act, or failure to act or non-compliance by the Corporation or the Selling Debentureholder in respect of any of the matters contemplated by this Agreement or otherwise. A notice of termination given by an Underwriter under this Section 17.1 shall not be binding upon the other Underwriters. In the event that one or more, but not all of the Underwriters shall exercise the right of termination herein, the other Underwriter(s) shall have the right, but shall not be obligated, to purchase on a pro rata basis in accordance with Section 16.1 (or on such other basis as may be agreed to by the remaining Underwriters) all of the Offered Convertible Debentures which would otherwise have been purchased by the Underwriter(s) which has so terminated. Nothing in this Section 17.1 shall oblige the Selling Debentureholder to sell to the Underwriters less than all of the Offered Convertible Debentures.

All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply in all material respects with any such terms or conditions which are for the benefit of the Underwriters shall entitle any of the Underwriters to terminate its obligation to purchase the Offered Convertible Debentures by notice in writing to that effect given to the Corporation and the Selling Debentureholder at or prior to the Closing Time. The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by all of the Underwriters.

ARTICLE 18
DUE DILIGENCE

18.1	Prior to the filing of the Preliminary Prospectus, the Prospectus and any Supplementary Materials, the Corporation and the Selling Debentureholder shall allow the Underwriters and their counsel to participate fully in the preparation of the Preliminary Prospectus, the Prospectus and such Supplementary Materials, respectively, and shall allow the Underwriters and their counsel to conduct all due diligence investigations which each of them may reasonably require in order to fulfil their obligations as underwriters under applicable Securities Laws and in order to enable the Underwriters to responsibly execute the certificate required to be executed by the Underwriters in the Preliminary Prospectus, Prospectus and any Supplementary Materials.

18.2	Following the filing of the Prospectus and until the completion of the distribution of the Offered Convertible Debentures, the Corporation and the Selling Debentureholder shall allow the Underwriters and their counsel to conduct any due diligence investigations which any of them reasonably requires to confirm as at any date that it continues to have reasonable grounds for the belief that the Prospectus does not contain a misrepresentation as at such date.

ARTICLE 19
UNITED STATES MATTERS

19.1	The Corporation hereby represents and warrants to, and covenants and agrees with, the Underwriters that:

(a)	the Corporation is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest with respect to the Offered Convertible Debentures or Common Shares; and

(b)	none of the Corporation, its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates or any person acting on their behalf, in respect of which no representation is made) has engaged or will engage in any Directed Selling Efforts with respect to the Offered Convertible Debentures or has taken or will take any action (including sale of securities into the United States)

that would cause Regulation S to be unavailable for offers and sales of the Offered Convertible Debentures pursuant to this Agreement.

19.2	The Underwriters acknowledge that none of the Offered Convertible Debentures has been or will be registered under the 1933 Act or any applicable state securities laws and that the Offered Convertible Debentures are being offered and sold outside the United States in reliance upon an exemption from registration under the 1933 Act provided by Regulation S and may not be offered or sold within the United States.

19.3	Each Underwriter agrees that neither it nor any of its affiliates nor any person acting on its behalf or on behalf of its affiliates:

(a)	will offer to sell or make any solicitation of an offer to buy, any Offered Convertible Debentures other than in accordance with Rule 903 of Regulation S; or

(b)	has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Convertible Debentures, and has not taken nor will take any action that would cause the exemption afforded by Regulation S to be unavailable for offers and sales of the Offered Convertible Debentures pursuant to this Agreement.

ARTICLE 20
POST-CLOSING COVENANTS OF THE UNDERWRITERS

20.1	The Underwriters shall after the Closing Time (a) use their best efforts to terminate, and to cause the members of any banking, selling or other group to terminate, distribution to the public of the Offered Convertible Debentures as promptly as possible; and (b) give prompt written notice to the Corporation, with a copy to Corporation's and Selling Debentureholder's Counsel, when, in the opinion of the Underwriters, they and the members of such groups have ceased distribution to the public of the Offered Convertible Debentures and of the total proceeds realized from such distribution in each of the respective Qualifying Jurisdictions in which such information is or may be required by the appropriate Securities Commissions.

ARTICLE 21
NOTICES

Any notice or other communication to be given hereunder shall be addressed and sent as follows:

(a)	If to the Corporation, addressed and sent to:

Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1

Attention:	Mr. Ian E. Robertson

Telecopy:	(905) 465-4540
Email:	ian.robertson@algonquinpower.com

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
Suite 4000
Commerce Court West
Toronto, Ontario M5L 1A9

Attention:	Mr. R. Kenneth S. Pearce
Telecopy:	(416) 863-2653
Email:	kenneth.pearce@blakes.com

(b)	If to the Underwriters to:

CIBC World Markets Inc.
Brookfield Place, 7th Floor
161 Bay Street
Toronto, Ontario

Attention:	Mr. David H. Williams
Telecopy:	(416) 956-6334
Email:	david.h.williams@cibc.ca

and to:

Scotia Capital Inc.
40 King Street West
66th Floor, Scotia Plaza
Toronto, Ontario M5W 2X6

Attention:	Thomas I. Kurfurst
Telecopy:	(416) 863-7117
Email:	thomas.kurfurst@scotiabank.com

with a copy to (which shall not constitute notice):

Bennett Jones LLP
Suite 3400
One First Canadian Place
Toronto, ON M5X 1A4

Attention:	Mr. Norman F. Findlay
Telecopy:	(416) 863-1716
Email:	findlayn@bennettjones.com

or to such other address or fax number as any of the parties may designate by notice given to the others. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or telecopy or email, and shall be deemed to have been received, if given by telecopy or email, on the date of sending if during normal business hours on a Business Day and if not on the next Business Day and, if given by courier service, on the next Business Day following the sending thereof.

ARTICLE 22
SUCCESSORS

22.1	This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters, the Corporation and the Selling Debentureholder and their respective successors and legal representatives and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person.

ARTICLE 23
APPLICABLE LAW

23.1	The validity and interpretation of this Agreement, and the terms and conditions set forth herein, shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any suit, action or proceeding against any party hereto or any of its assets arising out of or relating to this Agreement may be brought in a competent court of the Province of Ontario and each party hereto hereby irrevocably and unconditionally attorns and submits to the non-exclusive jurisdiction of such court over the subject matter of any such suit, action or proceeding. Each party hereto irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter.

ARTICLE 24
COUNTERPARTS

24.1	This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

ARTICLE 25
TIME OF ESSENCE

25.1	Time shall be of the essence of this Agreement.

ARTICLE 26
AUTHORITY OF CIBC AND SCOTIA

26.1	CIBC and Scotia, are hereby authorized by the other Underwriters to act on their behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with this Agreement or any agreement entered into by or on behalf of the Underwriters by CIBC and Scotia which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Article 14, which consent shall be given by the Indemnified Party, or a notice of termination given pursuant to Section 17.1, which notice may be given by any of the Underwriters, or a waiver or extension granted pursuant to Section 17.1, which waiver or extension must be granted by all of the Underwriters in writing. CIBC and Scotia shall consult with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

26.2	The Corporation and the Selling Debentureholder each hereby acknowledge that (i) the purchase and sale of the Offered Convertible Debentures pursuant to this Agreement is an arm's-length commercial transaction between the Corporation and the Selling Debentureholder, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other, (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation or the Selling Debentureholder and (iii) the Corporation and Selling Debentureholder's engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation and the Selling Debentureholder each agree that they are each solely responsible for making their own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation and the Selling Debentureholder each agree that they will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Corporation or the Selling Debentureholder, in connection with such transaction or the process leading thereto.

26.3	Each of CIBC, Scotia, National Bank Financial Inc. and TD Securities Inc. or an affiliate thereof, owns or controls an equity interest in TMX Group Limited ("TMX Group") and has a nominee director serving on the TMX Group's board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

[Remainder of page is intentionally blank]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance by signing in the space provided below and return this letter to us whereupon this letter as so accepted shall constitute a binding agreement among us in accordance with the foregoing.

Yours very truly,

CIBC WORLD MARKETS INC.		SCOTIA CAPITAL INC.

(signed) "David Williams"		(signed) "Thomas I. Kurfurst"
By:	David Williams	By:	Thomas I. Kurfurst
Managing Director		Managing Director

BMO NESBITT BURNS INC.		NATIONAL BANK FINANCIAL INC.

(signed) "Greg Petit"		(signed) "Iain Watson"
By:	Greg Petit	By:	Iain Watson
Director		Managing Director

RBC DOMINION SECURITIES INC.		TD SECURITIES INC.

(signed) "Kyle Walker"		(signed) "John Kroeker"
By:	Kyle Walker	By:	John Kroeker
Director		Managing Director

DESJARDINS SECURITIES INC.		RAYMOND JAMES LTD.

(signed) "Francois Carrier"		(signed) "Graham Fell"
By:	Francois Carrier	By:	Graham Fell
Managing Director		Senior Managing Director

J.P. MORGAN SECURITIES CANADA INC.		WELLS FARGO SECURITIES CANADA, LTD.

(signed) "David Rawlings"		(signed) "Darin Deschamps"
By:	David Rawlings	By:	Darin Deschamps
CEO Canada		Co-Head of Wells Fargo Securities Canada

INDUSTRIAL ALLIANCE SECURITIES INC.		CANACCORD GENUITY CORP.

(signed) "Richard Legault"		(signed) "Steven Winokur"
By:	Richard Legault	By:	Steven Winokur
President		Managing Director

CORMARK SECURITIES INC.

(signed) "Stefan Coolican"
By:	Stefan Coolican
Director

Accepted as of this 15th day of February, 2016

ALGONQUIN POWER & UTILITIES CORP.

By:	(signed) "Ian Robertson"
Name: Ian Robertson
Title: Chief Executive Officer

By:	(signed) "David Bronicheski"
Name: David Bronicheski
Title: Chief Financial Officer

LIBERTY UTILITIES (CANADA) CORP.

By:	(signed) "Ian Robertson"
Name: Ian Robertson
Title: Chief Executive Officer

By:	(signed) "David Bronicheski"
Name: David Bronicheski
Title: Chief Financial Officer

EXECUTION VERSION

SCHEDULE "A"

Opinion of Blake, Cassels & Graydon LLP, in respect of matters of British Columbia, Alberta, Ontario and Québec law, and local counsel opinions in each of the other Qualifying Jurisdictions

1.	each of the Corporation and the Selling Debentureholder is a corporation incorporated and existing under the laws of Canada and has all requisite corporate power and capacity to conduct its business as described in the Preliminary Prospectus and the Prospectus;

2.	each of Algonquin Power (Canada) Holdings Inc. and Algonquin Power Corporation Inc. is a corporation duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business, to own, lease and operate its property and assets;

3.	each of Algonquin Power Co., Algonquin Power Trust and Algonquin Power Operating Trust (together with Algonquin Power (Canada) Holdings Inc. and Algonquin Power Corporation Inc., the "Subsidiaries"), respectively:

(a)	is a trust duly formed, organized and validly existing under its governing jurisdiction;

(b)	has made all registrations or filings required by applicable laws to create or maintain its status as a trust; and

(c)	has the full power and capacity to carry on its business;

4.	the Corporation is the registered owner of all the outstanding shares of the Selling Debentureholder;

5.	the Corporation has the corporate power to enter into and deliver the Underwriting Agreement, the Instalment Receipt Agreement and the Indenture and to perform its obligations thereunder and to carry out the transactions contemplated thereby (including to create, issue and sell the Offered Convertible Debentures and to issue the Underlying Common Shares upon Conversion thereof) and each of the Underwriting Agreement, the Instalment Receipt Agreement and the Indenture has been authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein (the "Applicable Laws"), delivered by the Corporation, and each such agreement is a legal, valid and binding agreement of the Corporation and is enforceable against the Corporation in accordance with its terms under Applicable Laws;

6.	the Selling Debentureholder has the corporate power to enter into and deliver the Underwriting Agreement and the Instalment Receipt Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby (including to create and deliver the Instalment Receipts, to offer and sell the Offered Convertible Debentures and grant the Over-Allotment Option) and each of the Underwriting Agreement and the Instalment Receipt Agreement has been authorized, executed and, to the extent delivery is a matter governed by Applicable Laws, delivered by the Selling Debentureholder, and each such agreement is a legal, valid and binding agreement of the Selling Debentureholder and is enforceable against the Selling Debentureholder in accordance with its terms under Applicable Laws;

7.	the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series of which, 256,175,348 Common Shares, 4,800,000 Series A Shares, 100 Series C Shares, 4,000,000 Series D Shares and 12,024,753 subscription receipts are validly issued and outstanding as fully paid and non-assessable;

8.	the attributes and characteristics of the Instalment Receipts, the Offered Convertible Debentures and the Underlying Common Shares conform in all material respects with the descriptions thereof in the Preliminary Prospectus and the Prospectus and any Supplementary Material;

9.	all necessary corporate action has been taken by the Corporation to:

(a)	duly authorize, create and validly issue and sell the Offered Convertible Debentures on the terms and conditions of the Indenture and this Agreement and allot and issue the Underlying Common Shares in accordance with the terms of the Indenture; and

(b)	reserve for issue to the holders of the Convertible Debentures from time to time the Underlying Common Shares issuable upon the exercise of the Conversion rights attaching to such Convertible Debentures and, upon the exercise of such Conversion rights in accordance with the provisions of the Indenture, such Underlying Common Shares will be issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation.

10.	all necessary corporate action has been taken by the Selling Debentureholder to duly authorize, create and validly deliver the Instalment Receipts and sell the Offered Convertible Debentures and grant the Over-Allotment Option to the Underwriters on the terms and conditions of this Agreement;

11.	the execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under the Underwriting Agreement, the Instalment Receipt Agreement and the Indenture, the fulfillment of the terms thereof, and the creation and issuance of the Offered Convertible Debentures by the Corporation and the issuance of the Underlying Common Shares by the Corporation upon Conversion thereof, do not and will not contravene any provisions of (i) any of the terms, conditions or provisions of the articles, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Corporation, (ii) Applicable Laws applicable to the offering of the Offered

Convertible Debentures, excluding the Corporation's and any of its subsidiaries' specially regulated activities (as to which such counsel need express no opinion);

12.	the execution and delivery by the Selling Debentureholder of, and the performance by the Selling Debentureholder of its obligations under the Underwriting Agreement and the Instalment Receipt Agreement, the fulfillment of the terms thereof, and the creation issuance and delivery of the Instalment Receipts by the Selling Debentureholder, the offer and sale of the Offered Convertible Debentures and the grant of the Over-Allotment Option by the Selling Debentureholder, do not and will not contravene any provisions of (i) any of the terms, conditions or provisions of the articles, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Selling Debentureholder, or (ii) Applicable Laws applicable to the offering of the Offered Convertible Debentures;

13.	the Convertible Debentures are direct obligations of the Corporation and are enforceable against it in accordance with their terms;

14.	the Offered Convertible Debentures have been approved by the Corporation, validly issued by the Corporation and comply with the provisions of the Indenture, and such form of certificate has been duly executed and delivered by the Corporation;

15.	no public registration, recording or filing of the Indenture is required to preserve the validity of the Convertible Debentures;

16.	the Instalment Receipts have been approved by the Selling Debentureholder, validly created by the Selling Debentureholder and comply with the provisions of the Instalment Receipt Agreement, and such form of certificate has been duly executed and delivered by the Corporation and the Selling Debentureholder;

17.	the Over-Allotment Option has been duly granted by the Selling Debentureholder;

18.	provided that, as of the Closing Date, the Corporation is a "public corporation" for the purposes of the Income Tax Act (Canada) (the "Tax Act") or the Common Shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the TSX), the Offered Convertible Debentures represented by Instalment Receipts and the Underlying Common Shares, if issued on the Closing Date, would be qualified investments under the Tax Act as of the Closing Date for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, deferred profit sharing plan ("DPSP") (except, in the case of the Offered Convertible Debentures, a DPSP to which the Corporation, or a corporation that does not deal at arm's length with the Corporation has made a contribution), registered disability savings plan or a tax-free savings account (as such terms are defined in such Act);

19.	no consent, approval or authorization or order, of or registration, qualification, recording or filing with any governmental body or agency is required for the issuance, sale and delivery of the Offered Convertible Debentures, except such as may have been made or obtained;

20.	the TSX has conditionally approved the listing and posting for trading of the Instalment Receipts representing the Offered Convertible Debentures at the opening of trading on the Closing Date, subject to the Corporation fulfilling all of the requirements of such exchange;

21.	all laws of the Province of Québec relating to the use of the French language (other than those relating to verbal communications, as to which no opinion need be expressed) will have been complied with in connection with the offer and sale of the Offered Convertible Debentures to purchasers in such province, if such purchasers receive copies of the Preliminary Prospectus and the Prospectus in the French language only, or in the French language and the English language, and forms of order and confirmation of sale relating to the sale of the Offered Convertible Debentures in the French language only or in bilingual form;

22.	a receipt has been obtained in respect of the Prospectus from each Securities Commission, and no order having the effect of ceasing or suspending the distribution of the Offered Convertible Debentures, to the knowledge of counsel, has been issued by any Securities Commission and no proceedings for that purpose, to the knowledge of counsel, have been instituted or are pending;

23.	all documents have been filed, all proceedings have been taken and all other legal requirements have been fulfilled by the Corporation as required under the Securities Laws to qualify the distribution of the Offered Convertible Debentures to the public in each of the Qualifying Jurisdictions through dealers duly registered under the Securities Laws who have complied with the relevant provisions of such laws;

24.	no prospectus is required and no other document must be filed, proceedings taken, or authorizations, approvals, permits, consents or orders obtained under applicable Securities Laws to permit the issuance by the Corporation of the Underlying Common Shares upon the Conversion of the Offered Convertible Debentures in accordance with the terms of the Indenture, provided that the Corporation is not engaged in the business of, and does not hold itself out as engaged in the business of trading securities, derivatives or exchange contracts, as a principal or agent or otherwise;

25.	the first trade of Underlying Common Shares upon the Conversion of the Convertible Debentures and Optional Convertible Debentures, as the case may be, in accordance with their terms and the terms and conditions of the Indenture, in each case in the Qualifying Jurisdictions, will not be subject to the prospectus requirements of applicable Securities Laws, and no other documents are required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations under applicable Securities Laws are required to be taken in connection with such trade, by or through persons registered in an appropriate category of registration under applicable Securities Laws who have complied with the relevant provisions thereof and the terms of their registration, provided that such trade does not constitute a "control distribution", as that term is defined in National Instrument 45-102 – Resale of Securities;

26.	CST has been duly appointed as registrar and transfer agent for each of the Common Shares and the Instalment Receipts, the Custodian and security agent under the Instalment Receipt Agreement and the debenture trustee under the Indenture;

27.	the Preliminary Prospectus, the Prospectus and, if required, any Supplementary Material have been duly authorized and executed; and

28.	as of the Closing Date, the statements under the caption "Certain Canadian Federal Income Tax Considerations" in the Preliminary Prospectus and the Prospectus contain an accurate summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires Offered Convertible Debentures represented by Instalment Receipts as beneficial owner pursuant to this Offering, subject to the assumptions, limitations, conditions, qualifications and restrictions set out therein.

In connection with such opinions, counsel to the Corporation and the Selling Debentureholder may rely on or arrange delivery of the opinions of local counsel acceptable to counsel to the Underwriters, Bennett Jones LLP, acting reasonably, as to the qualification for distribution of the Offered Convertible Debentures and as to other matters governed by the laws of jurisdictions other than the Province of Ontario in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others.

EXECUTION VERSION

SCHEDULE "B"

INDEMNIFICATION

1.	Indemnity

(a)	Indemnity

Algonquin Power & Utilities Corp. and Liberty Utilities (Canada) Corp. (collectively, the "Indemnitor") hereby agree to jointly and severally indemnify and save harmless CIBC World Markets Inc. ("CIBC"), Scotia Capital Inc. ("Scotia"), BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc., Raymond James Ltd., J.P. Morgan Securities Canada Inc., Wells Fargo Securities Canada, Ltd., Industrial Alliance Securities Inc., Canaccord Genuity Corp. and Cormark Securities Inc. and/or any of their subsidiaries or affiliated companies (hereinafter referred to as the "Underwriters") and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages (other than special, incidental, indirect, consequential, exemplary or punitive damages) and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Underwriters in connection with defending or investigating any such action or claim) (a "Claim") in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)	any information or statement (except any statement relating solely to any of the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through CIBC and Scotia specifically for inclusion therein) contained in the Agreement, the Preliminary Prospectus, the Prospectus, or any Supplementary Material (as such terms are defined in the Agreement), supplements or in any certificate of the Corporation delivered pursuant to the Agreement which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii)	any omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, or any Supplementary Material, supplements or in any certificate of the Corporation delivered pursuant to the Agreement, any material fact (except facts relating solely to any of the Underwriters) regarding the Corporation and its operations and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii)	any order made or enquiry, investigation or proceedings commenced or threatened by any Securities Commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to any of the Underwriters) in the Preliminary Prospectus, the Prospectus or any Supplementary Material, based upon any failure to comply with the Securities Laws (as such term is defined in the Agreement) (other than any failure or alleged failure to comply by any of the Underwriters), preventing or restricting the trading in or the sale or distribution of the Offered Convertible Debentures (as such term is defined in the Agreement) in any of the Qualifying Jurisdictions (as such term is defined in the Agreement);

(iv)	the non-compliance or alleged noncompliance by the Corporation with any of the Securities Laws, including, in the case of the Corporation, the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation of its material representations, warranties, covenants or obligations to be complied with under the Agreement.

This indemnity shall cease to be available to an Indemnified Party, if (i) a court of competent jurisdiction in a final judgment in which such Indemnified Party is named as a party determines that the Claim in respect of which indemnification is sought is a result of or arises out of the recklessness, gross negligence or willful misconduct of the Indemnified Party (provided that, for greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Preliminary Prospectus, the Prospectus or any Supplementary Material, contained no misrepresentation shall constitute "recklessness", "gross negligence" or "willful misconduct" for purposes of this Section 1 or otherwise disentitle the Underwriters from indemnification hereunder); or (ii) a copy of the Preliminary Prospectus, the Prospectus or any Supplementary Material was not sent or given by or on behalf of the Underwriters to a person asserting any such losses, claims, damages or liabilities, but only (x) if required by law so to have been delivered by the Underwriters to such person, at or prior to the written confirmation of the sale of the Offered Convertible Debentures to such person, and (y) if the Preliminary Prospectus, the Prospectus or any Supplementary Material (as so amended or supplemented) delivered to the Underwriters a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities. In such event, such Indemnified Party shall reimburse any funds advanced by the Corporation to the Indemnified Party pursuant to the indemnification contained in this Schedule "B" in respect of such Claim and thereafter this indemnity shall cease to apply to such Indemnified Party in respect of such Claim.

(b)	Notification of Claims

If any Claim is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the "Indemnified Party") will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation's liability only to the extent that it is prejudiced by that failure). Subject to subsection 1(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c)	Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to the Agreement, the Indemnified Parties who are party to the Agreement shall obtain and hold the rights and benefits of this Section in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defense of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

2.	Contribution

(a)	Contribution by the Corporation and the Selling Debentureholder

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 1 of this Schedule "B" is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the "Indemnifier") and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation and the Selling Debentureholder on the one hand and the Underwriters on the other hand from the offering of the Offered Convertible Debentures; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation and the Selling Debentureholder on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule "B" which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation and the Selling Debentureholder on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriters but before deducting expenses (to the extent that such expenses are payable by the Corporation and the Selling Debentureholder pursuant to Section 3 of this Schedule "B") received by the Corporation and the Selling Debentureholder from the issue and sale of the Offered Convertible Debentures bears to the fee received by the Underwriters, in each case, as set out in the table on the face page of the Prospectus. The relative fault of the Corporation and the Selling Debentureholder on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule "B" which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation and the Selling Debentureholder or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule "B". The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation, the Selling Debentureholder and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 2 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 2 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subsection 2(a) of this Schedule "B", and

(ii)	the amount of the fee actually received by the Underwriters from the Corporation under the Agreement.

(d)	Notice of Claim for Contribution

Notification to the Corporation of a Claim pursuant to subsection 1(b) of this Schedule "B" shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e)	Right of Contribution in Favour of Others

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 1 and 2 of this Schedule "B", the Underwriters are contracting on their own behalf and as agents for their affiliates and for their affiliates' directors, officers, employees and agents (collectively, the "Beneficiaries"). In this regard the Underwriters shall act as trustees for the Beneficiaries of the Corporation's covenants under paragraphs 1 and 2 of this Schedule "B" with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries. The Underwriters' respective obligations to contribute pursuant to this Section 2 are several in proportion to the percentages set forth opposite their names in Section 16.1 of the Agreement and not joint.

3.	Severability

If any provision of Section 1 or 2 of this Schedule "B" is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of the Agreement and such void or unenforceable provision shall be severable from the Agreement.